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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

                                AMENDMENT NO. 11
                                       TO
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

   THIS AMENDMENT NO. 11 IS FILED TO REPLACE AMENDMENT NO. 10 FILED WITH THE COMMISSION IN ITS ENTIRETY. ALL INFORMATION CONTAINED IN AMENDMENT NO. 10 MAILED
             TO STOCKHOLDERS IS CONTAINED IN THIS AMENDMENT NO. 11.
                            ------------------------

                          BRUNSWICK TECHNOLOGIES, INC.
                           (NAME OF SUBJECT COMPANY)

                          BRUNSWICK TECHNOLOGIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                   COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                  117394 10 6
                         (CUSIP NUMBER OF COMMON STOCK)

                               MARTIN S. GRIMNES
                            CHIEF EXECUTIVE OFFICER
                          BRUNSWICK TECHNOLOGIES, INC.
                               43 BIBBER PARKWAY
                              BRUNSWICK, ME 04011
                                 (207) 729-7792
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)
                            ------------------------
                                WITH A COPY TO:

                          Robert A. Trevisani, Esquire
                               Gadsby Hannah LLP
                              225 Franklin Street
                                Boston, MA 02110
                                 (617) 345-7000
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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     Brunswick Technologies, Inc., a Maine corporation (the "Company" hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 dated May 3, 2000 (as amended by Amendments No. 1 through 9, the "Schedule 14D-9") relating to the tender offer by VA Acquisition Corporation, (the "Purchaser") and a wholly-owned subsidiary of CertainTeed Corporation, a Delaware Corporation (the "Parent") both of which are indirect wholly owned subsidiaries of Compagnie de Saint-Gobain, a French corporation, to purchase outstanding shares of common stock, par value $.0001 per share (the "Shares"), of the Company at a price of $8.50 per share, net to the sellers in cash (the "Improved Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 20, 2000 and in the related Letter of Transmittal as disclosed in the Tender Offer Statement on Schedule 14D-1 dated April 20, 2000, as amended by Amendments No. 1 through 18 to Schedule 14D-1 and as an amended and supplemented by the Offer Supplement dated June 15, 2000 (collectively the "Improved Offer"). All capitalized terms shall have the meanings assigned to them in the Schedule 14D-9, as amended to date, unless otherwise indicated herein.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

     Item 2 is hereby amended by the addition of the following:

     The Improved Offer is conditioned upon, among other things, (1) there having been validly tendered and not withdrawn prior to the Expiration Date (as defined in the Improved Offer Materials) a number of Shares which, together with Shares then owned by Purchaser, Parent, Saint-Gobain and Vetrotex CertainTeed Corporation, an affiliate of Parent ("Vetrotex"), would represent at least a majority of the total number of outstanding Shares on a fully diluted basis (including the exercise of all outstanding options) (the "Minimum Condition");
(2) satisfaction by the Purchaser, in its sole discretion, that Section 611-A of the Maine Business Corporation Act ("MBCA") is inapplicable to the Improved Offer and any subsequent business transaction involving Purchaser, Saint-Gobain, Parent or their affiliates and the Company, including the Merger; and (3) the Company's Rights having been redeemed by the Company's Board of Directors or Purchaser being satisfied, in its sole discretion, that the Rights are inapplicable to the Improved Offer and any subsequent business transaction involving Purchaser, Parent, Saint-Gobain or their affiliates and the Company, including the Merger.

     The Board of Directors of the Company has unanimously determined that each of the Improved Offer, the Merger and the Merger Agreement described herein is fair to, and in the best interests of, the Company and its Shareholders, and has approved the Improved Offer, the Merger and the Merger Agreement. The Company's Board of Directors unanimously recommends that the Company's shareholders accept the Improved Offer and tender their shares pursuant to the Improved Offer.

     The Improved Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 12, 2000 (the "Merger Agreement"), among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Improved Offer, and in accordance with the applicable provisions of the MBCA, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"), unless a short-form merger can be effected without shareholder approval, in which case the Company will be merged into the Purchaser, which will then be the Surviving Corporation. Thereupon, each outstanding Share (other than Dissenting Shares (as hereinafter defined), Shares held by the Company as treasury stock and Shares owned by Parent, Purchaser or Saint-Gobain or any of their subsidiaries or affiliates, or any subsidiary of the Company) will be converted into and represent the right to receive $8.50 in cash or any higher price per Share that may be paid in the Improved Offer, without interest.

     As of June 9, 2000, there were outstanding 5,234,415 Shares and outstanding options to purchase an aggregate of 819,672 Shares, of which 471,499 are currently exercisable. Accordingly, Purchaser believes that the Minimum Condition would be satisfied if approximately 2,139,212 Shares (constituting a majority of all outstanding Shares on a fully diluted basis including the exercise of all currently exercisable options) are validly tendered pursuant to the Improved Offer and not withdrawn.

     The purpose of the Improved Offer is to acquire for cash as many outstanding Shares as possible as a first step in acquiring the entire equity interest in the Company. If all of the conditions to the Improved Offer are not satisfied or waived on any scheduled Expiration Date of the Improved Offer, Purchaser will extend the

Improved Offer (but not beyond July 31, 2000) until such conditions are satisfied or waived; provided that (i) such conditions are reasonably capable of being satisfied, (ii) the Company exercises its reasonable best efforts to cause such conditions to be satisfied, (iii) an Acquisition Proposal (as defined below) shall not have been publicly announced and not withdrawn as of such scheduled Expiration Date, and (iv) the Company is in compliance with all of its covenants in the Merger Agreement.

     The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including the approval and adoption of the Merger Agreement by the requisite vote of the shareholders of the Company, if required by the MBCA. Under the MBCA, if Purchaser acquires, pursuant to the Improved Offer or otherwise, at least 90% of the Shares then outstanding, it will be able to effect the Merger without a vote of the shareholders. In such event, Parent, Purchaser and the Company have agreed in the Merger Agreement to take, subject to the satisfaction or (to the extent permitted under the Merger Agreement) waiver of the conditions set forth in the Merger Agreement, all necessary and appropriate action to cause the Merger to be effective as soon as practicable after the acceptance for payment and purchase of Shares pursuant to the Improved Offer, without a meeting of shareholders of the Company, in accordance with
Section 904 of the MBCA. If, pursuant to the Improved Offer, or otherwise, Purchaser does not acquire Shares that, taken together with Shares owned by Parent, Saint-Gobain and their affiliates represent at least 90% of the Shares then outstanding as of any scheduled Expiration Date of the Improved Offer, but acquires at least a majority, then Purchaser and Parent would thereafter seek the approval of the Merger and the Merger Agreement by a vote of the shareholders of the Company. The required vote to effect the Merger is a simple majority of outstanding shares, and if Purchaser and Parent own a majority, the likely outcome of the vote is approval. Under such circumstances, a somewhat longer period of time may be required to effect the Merger. For a description of the conditions set forth in the Merger Agreement and the MBCA as it relates to this transaction, see Item 3 below.

     As a condition and inducement to Parent's and Purchaser's entering into the Merger Agreement, all directors of the Company have agreed to enter into Shareholder Agreements with Purchaser (each, a "Shareholder Agreement") pursuant to which, among other things, they will agree to tender their Shares in the Improved Offer and grant proxies to Purchaser in respect of their Shares. For a description of the Shareholder Agreements, see Item 3 below. As a result of the Shareholder Agreements, the Purchaser may be deemed to be the beneficial owner of the Shares beneficially owned by the directors.

     THE IMPROVED OFFER MATERIALS MAILED TO YOU AND THE SCHEDULE 14D-9, AS AMENDED, CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY AND IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE IMPROVED OFFER.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Item 3 is hereby amended by the addition of the following:

     On or about April 17, 2000, Purchaser and Parent delivered to the Company demands for certain shareholder lists and related information to be produced pursuant to Rule 14a-7 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and under the MBCA for use in the dissemination of proxy materials in connection with the Company's annual meeting of shareholders scheduled for May 16, 2000. Purchaser and Parent also subsequently delivered to the Company further demands for certain shareholder lists and information relating to shareholders of record on May 2, 2000 to be produced pursuant to Rule 14a-7 under the Exchange Act and under the MBCA for use in the dissemination of proxy materials in connection with the special meeting of shareholders of the Company scheduled for June 16, 2000. The Company timely responded to these demands and furnished the requested information.

     On May 1 and 2, 2000, Mr. Buisson of Saint-Gobain was in Maine visiting with the governor and members of the legislature in connection with the special emergency legislation being sought by the Company, which effort, had it been successful, would have effectively postponed the June 16, 2000 special meeting of shareholders. During the course of that visit, Mr. Buisson communicated, both through his counsel to counsel for the Company, as well as through the governor and at least one member of the legislature, that he would be willing to meet with Mr. Grimnes while he was in Maine. After Mr. Buisson had returned to Paris, Mr. Grimnes indicated, through similar intermediaries, that he would be willing to have such a meeting. Mr. Buisson's schedule, however, did not permit such a meeting before June 7, 2000. Such a meeting was never scheduled, although Mr. Grimnes made one phone call to Mr. Buisson during that interim period for the purpose of commenting on an unrelated matter.

     On May 2, 2000, Vetrotex sent a letter to the Company's shareholders urging defeat of the stock option plan amendment at the Company's annual meeting of shareholders. This letter characterized the proposed plan amendment as an additional anti-takeover measure blocking the Offer.

     On or about May 5, 2000, the Company's investment banker, McDonald Investments Inc. ("McDonald") made contact with the investment banker for Purchaser and Parent, Lehman Brothers, Inc. ("Lehman") to indicate that the Company would explore the possible sale of the Company, possibly through a bid/auction process, but might also invite other strategic alternatives. Mr. Raj Trikha, a Managing Director of McDonald, indicated to Mr. Scott Mohr, a Managing Director of Lehman, that Purchaser and Parent were welcome to participate in the process provided they signed a confidentiality agreement, following which they would be invited to review data which included non-public information in a data room set up for that purpose at the Boston offices of the Gadsby Hannah LLP law firm (the "Data Room") and would also be invited to participate in a management presentation which would include financial projections.

     On May 8, 2000, Parent sent an "open letter" to the Company's Board of Directors and published it in a press release. The letter addressed both social issues and Vetrotex's opposition to the proposed amendment of the Company's stock option plan to increase the number of available shares for grant under the stock option plan. With respect to the first subject, Parent indicated that both it and Saint-Gobain were committed to growing the operations of the Company, especially in Brunswick, Maine; that they intended to honor all existing customer and raw materials supply agreements; and that they appreciated that the value of the Company lies in its employees. With respect to the second subject, concern was expressed that making additional shares subject to a stock option plan would enable the Company's Board of Directors to follow its past practice of concentrating options among senior management, and that if such a large number of new options were granted at below market prices, equity for all shareholders of the Company would be diluted.

     On May 8, 2000, Mr. Grimnes wrote a letter to George B. Amoss, a Vice President of Parent and Purchaser, responding to the "open letter" to the Company's Directors. He indicated that Parent had an open invitation to meet with the Company's Board of Directors to demonstrate Parent's commitment to the social issues addressed in the "open letter." He further indicated that the Company would continue to aggressively explore strategic alternatives to enhance value for the shareholders in a timely manner and that if Parent wished to participate in this orderly and fair process, it should contact the Company immediately.

     On May 16, 2000, representatives of Purchaser, Parent and Vetrotex, together with their counsel and representatives of their proxy solicitation firm, attended the annual meeting of shareholders of the Company held in Portland, Maine. During the course of that meeting, none of these representatives publicly commented nor were there any private discussions between them and representatives of the Company other than general exchanges of pleasantries between counsel for the respective parties.

     During the period May 9, 2000 through May 17, 2000, counsel for Purchaser and Parent negotiated the terms of a confidentiality agreement with McDonald and the Company's counsel. Such an agreement was entered into with the Company on May 17, 2000 (the "Confidentiality Agreement"). On May 18, 2000, representatives of Purchaser and Parent, together with counsel and representatives of Lehman, reviewed materials provided on behalf of the Company in the Data Room. Prior to that visit, Purchaser and Parent sent a written communication to the Company requesting that certain materials be removed from the Data Room prior to that visit, particularly any documents which would indicate raw material and finished goods prices and margins, because of the relationship of Vetrotex and the Company as supplier and customer. On May 19, 2000, representatives of Purchaser and Parent, together with representatives of Lehman, attended the management presentation session and engaged in a follow-up question and answer session with various representatives of the Company and McDonald. These sessions included presentation of the Company's projections of future sales and margins, although those representatives of Purchaser and Parent in attendance who had also attended the Company's annual meeting of shareholders believed that most of the projections furnished in the management presentation duplicated projections which had been presented at the annual meeting of shareholders. Representatives of the Company asked representatives of Purchaser and Parent about the Purchaser's and Parent's plans for the Company and its employees. Representatives of the Company were provided with general information with respect to benefit plans and compensation arrangements maintained by Parent and its U.S. affiliates.

     On May 22, 2000, Mr. Trikha of McDonald spoke with Mr. Mohr of Lehman as a follow-up to the management presentation. He indicated there was a matrix of other issues to be addressed as part of any bid and that these issues included plans for the three facilities of the Company; plans for its carbon business; plans for its European business; how the Company would be integrated with Cerbay (a Saint-Gobain company); what the proposed employee benefit package would be; the organizational structure of a combination with the Company; the distribution channel strategy in North America; and how the Company would be measured (e.g., pounds of product shipped; revenue growth; cash flow). He also indicated that a bid procedure letter would be sent shortly and would call for bids by the close of business on May 30, 2000.

     Subsequent to these events, McDonald notified Lehman, both verbally and in a letter dated May 23, 2000, that if Purchaser and Parent wished to participate in the bidding process, their written bid (including price), a letter of intent to enter into an agreement at such price, proposals on certain social issues, proposed closing schedule and any material conditions to closing, would be due by the close of business on May 30, 2000.

     On May 26, 2000, Mr. Amoss sent a letter to the Board of Directors of the Company. The letter summarized some of the defensive measures undertaken by that Board of Directors to counter the Offer and indicated that in the near future the Board of Directors would be called upon to make important decisions about
(i) the handling of the special meeting of shareholders scheduled for June 16, 2000, (ii) the evaluation of any competing alternatives to the Offer and (iii) the redemption of the Rights under the Rights Agreement. The letter continued that Parent and Vetrotex assumed that each director was personally familiar with the legal duties to which directors are held in the context of these kinds of decisions and that they have further assumed that the directors would evaluate those decisions in light of their fundamental duty to place the interests of the shareholders first.

     On or about May 30, 2000, Lehman communicated with McDonald that Purchaser and Parent declined to submit a written bid for several reasons, one being that they would be bidding against themselves because of their pending Offer. McDonald indicated it might have a few other proposals, and if Purchaser and Parent did not submit a written bid, their indications of interest, even if expressed verbally, could not be considered. At no time was any increase in the Offer price communicated, either in writing or verbally, by Lehman, Purchaser or Parent. Purchaser and Parent believed their evaluation of the material made available in the Data Room and during the management presentation did not, in their judgment, justify an increase in the Offer price.

     On May 31, 2000, Vetrotex sent a letter to the shareholders of the Company urging support of the Vetrotex proposals to be voted upon at the special meeting of shareholders to be held on June 16, 2000; comparing the performance of the Company's stock in the market with other comparable measures of investment performance; and urging that support of the Vetrotex proposals will protect the shareholders' investment and remove any obstacles that would block a sale of the Company.

     On June 2, 2000, Mr. Peter Walmsley, in his capacity as Chairman of the Independent Committee of the Company's Board of Directors, wrote a letter to Mr. Amoss in response to his letter of May 26. This letter reiterated the Committee's interpretation of past events and its question of why Parent was not willing to wait for two weeks in order to enter into a negotiated transaction in April; questioned the manner in which Parent calculated the Offer price; and inquired as to the effect of the proposed combination on the Company's other constituencies. The letter also addressed the rationale used by the Company's Board of Directors to institute some of the defensive measures and why it entered into the employment and severance agreement with key employees, which it felt was necessary to retain them during a very difficult time. The letter ended on a very encouraging note, indicating that the Board of Directors of the Company continued to believe that Saint-Gobain would be an appropriate partner with the Company if the terms were fair to all of the Company shareholders and other constituents. Mr. Walmsley further indicated that he had been informed through the Company's investment bankers that Parent was willing to discuss an improvement in its Offer and, therefore, principals of the Company were prepared to meet with principals of Parent and its affiliates on June 7, 2000 for the purpose of exploring a basis upon which the parties could enter into a mutually acceptable transaction.

     During the end of the preceding week and into the week beginning June 5, 2000, McDonald and Lehman had several conversations related to a possible meeting between the principals of the parties and attempting to schedule same. Mr. Grimnes confirmed in a note to Mr. Buisson on June 5, 2000, that representatives of Purchaser and Parent would meet with representatives of the Company, together with representatives from McDonald, Lehman and respective counsel for the parties, at the John F. Kennedy Airport in New York on the morning of Wednesday, June 7, 2000.

     On Wednesday morning, June 7, 2000, at a hotel near John F. Kennedy Airport, Roberto Caliari, Jean-Philippe Buisson, George Amoss and John Mesher, all representing Purchaser and Parent, together with Parent's advisors, Scott Mohr of Lehman and Peter Clauss of Pepper Hamilton LLP, met with Peter Walmsley, Richard Corbin and Martin Grimnes, directors of the Company, their counsel, Daniel McKay of Eaton, Peabody, Bradford & Veague of Bangor, Maine, and Raj Trikha of McDonald. The meeting lasted most of the day and consisted of a series of meetings between the two groups interspersed with separate caucuses by each group. During one of these breakout sessions, the Company convened its remaining directors in a telephone conference call. During the meeting, the parties tentatively agreed that Purchaser and Parent would increase the Offer price from $8.00 to $8.50 per Share in exchange for a negotiated transaction to be evidenced by a definitive agreement to be promptly prepared by counsel for Purchaser and Parent and then negotiated with counsel for the Company. In addition, Purchaser and Parent indicated that the increased Offer price was contingent on a best efforts undertaking by the Company to obtain non-compete agreements from its executive officers, for which each would be paid a lump sum payment; that all of the directors enter into a form of shareholder agreement pursuant to which they would tender their shares in support of the Improved Offer and would further agree to vote their shares in support of the Improved Offer and the Merger; that the Company use its best efforts to obtain an agreement from those executives who were parties to the employment and severance agreements entered into with the Company on April 14, 2000 to deem the Improved Offer and the Merger as a "Non-Hostile Change in Control" for purposes of those agreements; and that the Company would use its best efforts to convene its Board of Directors on June 7 to at least agree with the proposal in principle.

     After the Company's Board of Directors had been convened by telephone conference, these conditions were modified. Purchaser and Parent agreed they wanted an appropriate amendment to the employment and severance agreement entered into on April 14, 2000 between the Company and Martin Grimnes, but did not require similar amendments to the agreements entered into with the other executive officers. The Board of Directors of the Company indicated they would use their best efforts to encourage Mr. Grimnes to renegotiate his agreement; they would require a written commitment from Purchaser and Parent of no present intention to close the three facilities maintained by the Company; and that in exchange for a breakup fee payable to Purchaser and Parent, there should be an element of reciprocity in reimbursement of transaction expenses if Purchaser and Parent determined not to proceed with the Improved Offer or Merger without good reason. It was further clarified that if agreement along these lines could be reached, the Company's Board of Directors would take appropriate action to neutralize the Rights Agreement and any impediment in Section 611-A of the MBCA in relation to the Improved Offer and the Merger.

     On Thursday, June 8, 2000, the Company's Board of Directors voted unanimously in favor of such proposals and conditions, conditioned upon an agreement on a mutually acceptable definitive agreement. On the same day, counsel for Purchaser and Parent circulated draft agreements to counsel for the Company and on Friday, June 9, counsel for the parties met in Berwyn, Pennsylvania at the suburban offices of Pepper Hamilton LLP for most of the day negotiating these agreements. Later that evening and during Saturday and Sunday, June 10-11, 2000, revisions to the draft agreements and negotiations continued. On Sunday evening, the Company's Board of Directors convened by telephonic conference, and at the conclusion of that meeting counsel for the parties continued to negotiate open issues, which negotiations continued into Monday, June 12, 2000. Finally, at another telephonic conference meeting of the Company's Board of Directors beginning at

8:00 p.m. on June 12, 2000, the definitive merger agreement and form of shareholder agreement and non-compete agreement were unanimously approved, and an exchange of signed agreements was effected shortly before midnight. Also, on June 12, 2000, negotiations were concluded between counsel for Purchaser and Parent and independent counsel for Mr. Grimnes, and an amendment to his employment and severance agreement was signed and exchanged between Mr. Grimnes and the Company. Copies of these agreements are attached as Exhibits to this
Schedule 14D-9 and a description of them follows. The Parent's and Purchaser's Board of Directors also approved these agreements and the Improved Offer on June 12, 2000.

     Prior to the opening of the markets on Tuesday, June 13, 2000, Purchaser, Parent and the Company issued a joint press release announcing the signing of the definitive agreement, the Improved Offer and the extended Expiration Date.

THE MERGER AGREEMENT

     The following is a summary of certain provisions of the Merger Agreement, a copy of which is filed as an Exhibit to this Schedule 14D-9. Such summary is qualified in its entirety by reference to the Merger Agreement, which is deemed to be incorporated by reference herein.

     The Improved Offer. The Merger Agreement provides for the making of the Improved Offer by Purchaser. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Improved Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in the Purchaser's Improved Offer materials. Purchaser has agreed that, without the prior written consent of the Company, no change in the Improved Offer may be made which waives the Minimum Condition, changes the form of consideration to be paid, decreases the price per Share or the number of Shares sought in the Improved Offer or imposes conditions to the Improved Offer in addition to those described in the Purchaser's Improved Offer materials.

     The Merger Agreement provides that, notwithstanding the foregoing, without the consent of the Company, Purchaser will have the right to extend the Improved Offer from time to time if, at the scheduled or extended Expiration Date of the Improved Offer, any of the conditions to the Improved Offer shall not have been satisfied or waived, until such conditions are satisfied or waived, including any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Improved Offer or any period required by applicable law. If all of the conditions to the Improved Offer are not satisfied or waived on any scheduled Expiration Date of the Improved Offer, Purchaser will extend the Improved Offer from time to time until such conditions are satisfied or waived (but not beyond July 31, 2000), provided that (w) such conditions are reasonably capable of being satisfied, (x) the Company exercises its reasonable best efforts to cause such conditions to be satisfied, (y) an Acquisition Proposal (as defined below) shall not have been publicly announced and not withdrawn as of such scheduled Expiration Date and (z) the Company is in compliance with all of its covenants in the Merger Agreement.

     Company Action. The Merger Agreement states that the Board of Directors has
(i) unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Improved Offer and the Merger, are fair to and in the best interests of the Company's shareholders, (ii) unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Improved Offer, and the Merger, in accordance with the requirements of the MBCA and (iii) unanimously resolved to recommend acceptance of the Improved Offer and approval and adoption of the Merger Agreement and the Merger by the Company's shareholders. This recommendation of the Company's Board of Directors may be withdrawn, modified or amended only if (i) the Company has complied with the terms of the non-solicitation provisions in the Merger Agreement, including, without limitation, the requirement that it notify Parent promptly after its receipt of any Acquisition Proposal (as defined below), (ii) a Superior Proposal (as defined below) is pending at the time the Company's Board of Directors determines to take any such action, (iii) the Company's Board of Directors determines in good faith by a majority vote, on the basis of the advice of its outside legal counsel, that, consistent with its fiduciary duties under applicable law, it must take such action, and (iv) the Company shall have delivered to Parent four business days prior written notice advising Parent that it intends to take such action. For purposes of the Merger Agreement, "Acquisition

Proposal" means an inquiry, offer or proposal regarding any of the following involving the Company or any of its subsidiaries: (w) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction, (x) any sale, lease, exchange, transfer or other disposition of all or substantially all the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of related transactions, or (y) any tender offer or exchange offer for 25% or more of the outstanding Shares or the filing of a registration statement under the Securities Act of 1933 (the "Securities Act") in connection therewith. For purposes of the Merger Agreement, "Superior Proposal" means any bona fide, unsolicited written Acquisition Proposal for 50% or more of the outstanding Shares on terms that the Board of Directors of the Company determines in good faith by a majority vote is more favorable and provides greater value to the Company's shareholders than as provided under the Merger Agreement, and such decision is made on the basis of the advice of a financial advisor of nationally recognized reputation and takes into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to closing.

     Directors. The Merger Agreement provides that promptly following the purchase of and payment for a number of Shares that satisfies the Minimum Condition, Parent may designate all of the directors of the Company (and each committee thereof). At such time, the Company will also use its reasonable best efforts to cause individual directors designated by Parent to constitute the entire Board of Directors of the Company and each board of directors of each subsidiary of the Company. The Company's Information Statement pursuant to
Section 14(f) of the Exchange Act with respect to such proposed change of directors is attached as Annex C and is filed as an Exhibit to this Schedule 14D-9.

     The Merger. The Merger Agreement provides that, following the purchase of Shares pursuant to the Improved Offer, the approval of the Merger Agreement by the shareholders of the Company (if required by the MBCA) and the satisfaction or waiver of the other conditions to the Merger, Purchaser will be merged with and into the Company, in accordance with the MBCA, whereupon the separate existence of Purchaser shall cease and the Company shall be the surviving corporation (the "Surviving Corporation") unless a short-form merger can be effected without shareholder approval, in which case Purchaser shall be the Surviving Corporation. The Merger shall become effective at such time as Articles of Merger (or a Plan of Merger therein contained) are filed with the Maine Secretary of State or at such later time as is specified in such Articles of Merger (the "Effective Time"). As a result of the Merger, all of the rights, privileges, immunities, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all duties, liabilities and obligations of the Company and Purchaser shall become the duties, liabilities and obligations of the Surviving Corporation, all as provided under the MBCA.

     Conversion of Shares. The Merger Agreement provides that at the Effective Time, (i) each Share outstanding immediately prior to the Effective Time shall, except as otherwise provided in clause (ii) below and except for Shares held by any holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such Shares in accordance with
Section 909 of the MBCA ("Dissenting Shares"), be converted into the right to receive $8.50 in cash or any higher price per Share that may be paid pursuant to the Improved Offer, without interest (the "Merger Consideration"), (ii) each Share held by the Company as treasury stock and each Share held by Saint-Gobain, Parent or any subsidiary of Saint-Gobain or Parent immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto, and (iii) each share of common stock of Purchaser outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. The Surviving Corporation will, thereupon, become an indirect, wholly owned subsidiary of Parent.

     Stock Options. The Merger Agreement provides that at or immediately prior to the Effective Time, each outstanding stock option issued by the Company to purchase Shares, whether or not vested or exercisable, will be canceled, and the Company will pay each holder of any such option at or promptly after the Effective Time for each such option surrendered an amount in cash determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price of such option by (ii) the number of Shares such holder could have purchased (assuming full vesting of all options) had such holder exercised such option in full immediately prior to the Effective Time. Such payment shall be subject to applicable tax withholding requirements.

     Prior to the Effective Time, the Company is required by the Merger Agreement to take all actions (including, if appropriate, amending the terms of any option plan or arrangement) that are within its power to give effect to the transactions contemplated by the immediately preceding paragraph.

     Surviving Corporation. The Merger Agreement provides that the articles of incorporation and bylaws of Purchaser in effect at the Effective Time will be the articles of incorporation and bylaws, respectively, of the Surviving Corporation until amended in accordance with applicable law, except that the name of the Surviving Corporation shall be Brunswick Technologies, Inc. The Merger Agreement also provides that the directors and the officers of Purchaser at the Effective Time will be the directors and the officers of the Surviving Corporation.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties, including representations by the Company with respect to its corporate existence and power, corporate authorizations, governmental authorizations, non-contravention, capitalization, subsidiaries, SEC filings, financial statements, disclosure documents, absence of certain changes, no undisclosed material liabilities, compliance with laws and court orders, litigation, material contracts, finders' fees, employee benefits, environmental matters, title to real properties, insurance coverage, labor matters, intellectual property and anti-takeover statutes. Certain representations and warranties in the Merger Agreement contain exceptions for matters that would or could, as the case may be, not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, or Parent, as the case may be. The Merger Agreement provides that "Material Adverse Effect" means, with respect to any person, a material adverse effect (other than an effect that impacts the person's industry generally) on the financial condition, business or results of operations of such person and its subsidiaries, taken as a whole.

     Additionally, the Company represented that it has taken, or will take, all action necessary to render the Rights issued pursuant to the terms of the Rights Agreement inapplicable to the Merger Agreement, the Shareholder Agreements, the Improved Offer, the Merger and any other transaction contemplated thereby. On June 12, 2000, the Company's Board voted to redeem the Rights under the Rights Agreement, authorizing a notice of redemption to be sent to all shareholders of the Company which declares the Rights as having been redeemed. Under the Rights Agreement, this is sufficient to redeem the Rights and make them inapplicable to the Improved Offer, or any extension thereof.

     Interim Agreements of the Company. Pursuant to the Merger Agreement, the Company has agreed that, during the period from the date of the Merger Agreement to the Effective Time, the Company and its subsidiaries will conduct their business in the ordinary course consistent with past practice and will use commercially reasonable efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees. Pursuant to the Merger Agreement, without limiting the generality of the foregoing, from the date of the Merger Agreement until the Effective Time, the Company will not and will not permit any of its subsidiaries to: (a) adopt or propose any change in the Company's articles of incorporation or bylaws; (b) merge or consolidate with any other person or acquire a material amount of stock or assets of any other person; (c) sell, lease, license or otherwise dispose of any material subsidiary or material amount of assets, securities or property except (i) pursuant to existing contracts or commitments and (ii) in the ordinary course consistent with past practice; (d) (i) take any action that would make any representation and warranty of the Company under the Merger Agreement that is qualified by materiality or Material Adverse Effect inaccurate in any respect at, or as of any time prior to, the Effective Time, (ii) take any action that would make any representation or warranty of the Company under the Merger Agreement that is not so qualified to be inaccurate in any material respect at, or as of any time prior to, the Effective Time or (iii) omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect or material respect, as the case may be, at any such time; (e) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest of the Company, any of its subsidiaries or affiliates (except for the issuance of Shares pursuant to the exercise of options, which options are outstanding on the date of the Merger Agreement); (f)(i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except that any wholly owned subsidiary of the Company may declare and pay a dividend to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) repurchase, redeem or otherwise acquire any of its securities or any securities of its subsidiaries, or propose to do any of the foregoing; (g) other than in the ordinary course of business consistent with past practice, sell, transfer, license, sublicense or otherwise dispose of any material intellectual property rights or amend or modify any existing agreements with respect to any material intellectual property rights or intellectual property rights of a third party;
(h)(i) except as expressly permitted, incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse or otherwise as an accommodation become responsible for, the obligations of any other person or make any loans, advances, or capital contributions to, or investments in, any other person (other than to any wholly owned subsidiary of the Company) other than the ordinary course of business consistent with past practice, (ii) enter into or amend any contract or agreement other than in the ordinary course of business consistent with past practice, (iii) authorize or make any capital expenditures or purchases of fixed assets that are not currently budgeted and that in the aggregate exceeds $250,000, (iv) terminate any material contract of the Company or amend in any material respect any such contract or (v) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited under this clause (h) other than in the ordinary course of business consistent with past practice; (i) take any action, other than as required by generally accepted accounting principles, to change accounting policies or procedures or cash maintenance policies or procedures (including, without limitation, procedures with respect to revenue recognition, capitalization of development costs, payments of accounts payable and collection of accounts receivable); (j) make any tax election not required by law and inconsistent with past practice or settle or compromise any tax liability, except to the extent the amount of any such settlement or compromise has been reserved for on the consolidated financial statements contained in certain of the Company's documents filed with the SEC, or would not have a Material Adverse Effect; (k) pay, discharge, settle, or satisfy any lawsuits, claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice of liabilities reflected or reserved against in the consolidated balance sheet of the Company as of March 31, 2000, or incurred in the ordinary course of business consistent with past practice or other payments, discharges or satisfactions which in the aggregate do not exceed $100,000 or waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party; (l) (i) except as described in "Other Agreements of Parent, Purchaser and the Company" below, adopt or amend any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or employee benefit plan, agreement, trust, plan, fund or other arrangement for the benefit and welfare of any director, officer or employee, (ii) increase in any manner the compensation or fringe benefits of any director, officer or employee (except for increases in the ordinary course of business consistent with past practice and that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company) or (iii) pay any benefit not required by any currently existing plan or arrangement (including, without limitation, the granting of stock options or stock appreciation rights or the removal of existing restrictions in any benefit plans or agreements); and (m) agree or commit to do any of the foregoing.

     Other Agreements of Parent, Purchaser and the Company. In the Merger Agreement, the Company has agreed that the Company, its subsidiaries and their respective officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors shall not directly or indirectly, (i) take any action to solicit, initiate, facilitate or encourage the submission of any Acquisition Proposal, (ii) except as permitted in the next paragraph, engage in discussions or negotiations with, or disclose any nonpublic information relating to the Company or any of its subsidiaries or afford access to the properties, books or records of the Company or any of its subsidiaries to, any person who the Company has reason to believe may be considering making, or has made, an Acquisition Proposal or any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (iii) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the

Company. The Company will notify Parent or Parent's outside legal counsel promptly (but in no event later than 36 hours) after receipt by or communication to, the Company of any Acquisition Proposal, any indication that any person is considering making an Acquisition Proposal or any request for nonpublic information relating to the Company or any of its subsidiaries or for access to the properties, books or records of the Company or any of its subsidiaries by any person who the Company has reason to believe may be considering making, or has made, an Acquisition Proposal and the Company will keep Parent fully informed of any material changes to the terms thereof.

     Notwithstanding the foregoing, the Company may negotiate or otherwise engage in substantive discussions with, and furnish nonpublic information to, any person who delivers a Superior Proposal if (i) the Company has complied with the preceding paragraph, including, without limitation, the requirement that it notify Parent promptly after its receipt of any Acquisition Proposal, (ii) the Board of Directors of the Company determines in good faith by a majority vote, on the basis of advice from its outside legal counsel, that consistent with its fiduciary duties under applicable law, it must take such action, (iii) such person executes a confidentiality agreement with terms no less favorable to the Company than those contained in the Confidentiality Agreement described below,
(iv) the Company shall have delivered to Parent four business days' prior written notice advising Parent that it intends to take such action and (v) the Improved Offer shall not have closed.

     Between the date of the Merger Agreement and the Effective Time and subject to applicable law and the Confidentiality Agreement described below, the Company will (i) give Parent, its counsel, financial advisors, auditors and other authorized representatives full access to the offices, properties, books and records of the Company and its subsidiaries, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such persons may reasonably request and (iii) instruct the employees, counsel, financial advisors, auditors and other authorized representatives of the Company and its subsidiaries to cooperate with Parent in its investigation of the Company and its subsidiaries.

     Pursuant to the Merger Agreement, the Company has agreed to cause a meeting of its shareholders (the "Company Shareholder Meeting") to be duly called and held as soon as reasonably practicable after consummation of the Improved Offer for the purpose of voting on the approval and adoption of the Merger Agreement and the Merger, unless the MBCA does not require a vote of shareholders of the Company for consummation of the Merger. The Merger Agreement provides that the Company will (i) promptly prepare and file with the SEC, will use its best efforts to have cleared by the SEC and will thereafter mail to its shareholders as promptly as practicable the proxy or information statement of the Company in connection with the Merger and all other proxy materials for such meeting, (ii) use its best efforts to obtain the necessary approvals by its shareholders of the Merger Agreement and the transactions contemplated thereby and (iii) otherwise comply with all legal requirements applicable to such meeting. Subject to their fiduciary duties as advised by outside counsel to the Company, the Board of Directors will recommend approval and adoption of the Merger Agreement and the transactions contemplated thereby by the Company's shareholders.

     In the Merger Agreement, the Company and Parent agreed to take all action necessary to postpone or adjourn the special meeting of shareholders of the Company scheduled for June 16, 2000 to the latest date on which the record date for the special meeting of shareholders is still valid for such meeting.

     Until the Effective Time or, if earlier, the date of termination of the Merger Agreement in accordance with its terms, as soon as practicable, but in no event later than 30 days after the end of each month beginning with May 2000, the Company shall deliver to Parent unaudited financial information for such month and the corresponding month of the preceding year as customarily prepared by the Company's management for its own internal purposes.

     For three years after the Effective Time, the Surviving Corporation will indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by the MBCA or any other applicable laws or provided under the Company's articles of incorporation and bylaws in effect on the date of the Merger Agreement; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law. For three years after the Effective Time, the Surviving Corporation will provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement.

     The Merger Agreement provides that Parent and Purchaser will honor (i) all employment, severance or similar contractual or benefit plan arrangements in accordance with their terms in existence on June 12, 2000 (one of which is in the process of being amended) and (ii) all legally imposed obligations relating to employment matters. The Merger Agreement states that it is the current intention of Parent and Purchaser to cause the Surviving Corporation to provide benefits to employees of the Company and its subsidiaries that are generally comparable in the aggregate to such employee benefits in effect on June 12, 2000 (except for stock-based plans); provided that the foregoing shall not limit or restrict the right of the Surviving Corporation or its subsidiaries to terminate the employment of such employees or subsequently to modify the benefits or other terms of employment of such employees, to the extent permitted by applicable law. Nothing in the Merger Agreement prohibits Parent from replacing any existing plan, program or arrangement with a plan, program or arrangement which Parent reasonably believes will provide such employees with benefits which are generally comparable to the benefits that would have been provided under such existing plan, program or arrangement and nothing in the Merger Agreement obligates Parent to provide such employees with any stock based compensation or value thereof (including stock options or stock appreciation rights) after the Effective Time. The Merger Agreement provides all service credited to each employee by the Company through the Effective Time will be recognized by Parent for purposes of eligibility and vesting under any employee benefit plan provided by the Surviving Corporation or Parent for the benefit of such employee.

     The Merger Agreement provides that Parent has no present intention to close any company facilities.

     The Merger Agreement provides that the Company and Parent will use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by the Merger Agreement.

     Conditions to the Merger. The obligations of each of Parent, Purchaser and the Company to consummate the Merger are subject to the satisfaction of certain conditions, including: (a) if required by the MBCA, the Merger Agreement shall have been approved and adopted by the shareholders of the Company; (b) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger and (c) Purchaser will have purchased Shares pursuant to the Improved Offer.

     The obligations of Parent and Purchaser to consummate the Merger are subject to the satisfaction of the following further conditions: (a)(i) the Company will have performed in all material respects all of its obligations under the Merger Agreement required to be performed by it at or prior to the Effective Time and (ii) the representations and warranties of the Company contained in the Merger Agreement and in any certificate or other writing delivered by the Company pursuant thereto, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, shall be true and correct in all material respects with only such exceptions as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on the Company at and as of the date of the Merger Agreement as if made at and as of such time and at and as of the Effective Time as if made at and as of such time and (b) there shall not be instituted or pending any action, investigation or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other person, before any court or governmental authority or agency, domestic or foreign, (i) challenging the acquisition by Parent, Purchaser or any of their respective affiliates of any Shares, seeking to restrain or prohibit the making or consummation of the Merger or the performance of any of the other transactions contemplated by the Merger Agreement or seeking to require the Company, Parent, Purchaser or any of their respective affiliates to pay any damages related to the Merger or the other transactions contemplated by the Merger Agreement that are material in relation to the Company taken as a whole, (ii) seeking to impose limitations on the ability of Purchaser, or to render Purchaser unable to accept for payment, pay for or purchase some or all of the Shares, (iii) seeking to restrain or prohibit

Parent's ownership or operation (or that of its affiliates) of all or any portion of the business or assets of the Company and its subsidiaries or of Parent and its affiliates, or to compel Parent or any of its affiliates to dispose of or hold separate all or any portion of the business or assets of the Company and its subsidiaries or of Parent and its affiliates, (iv) seeking to impose limitations on the ability of Parent, Purchaser or any of Parent's other affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Parent, Purchaser or any of Parent's other affiliates on all matters properly presented to the Company's shareholders, (v) seeking to require divestiture by Parent, Purchaser or any of Parent's other affiliates of any Shares, (vi) alleging breach of fiduciary duty by the Directors of the Company, or (vii) that otherwise is reasonably likely to have a Material Adverse Effect on the Company or Parent.

     Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the shareholders of the Company):

          (a) by mutual written agreement of the Company and Parent;

          (b) by either the Company or Parent, if (i) Purchaser shall not have accepted for payment at least that number of Shares that will satisfy the Minimum Condition pursuant to the Improved Offer before August 31, 2000; provided that the right to terminate the Merger Agreement pursuant to this clause (i) shall not be available to any party whose breach of any provision of the Merger Agreement results in the failure of the acceptance for payment by Purchaser of any Shares pursuant to the Improved Offer by such time or of the Improved Offer to be commenced by such time; (ii) there shall be any law or regulation that makes acceptance for payment of, and payment for, the Shares pursuant to the Improved Offer or consummation of the Merger illegal or otherwise prohibited or any judgment, injunction, order or decree of any court or governmental body having competent jurisdiction enjoining Purchaser from accepting for payment of, and paying for, the Shares pursuant to the Improved Offer or the Company or Parent from consummating the Merger and such judgment, injunction, order or decree shall have become final and nonappealable; (iii) the Company's shareholders shall have rejected the Merger and the Merger Agreement at the Company Shareholder Meeting, if required, or at any adjournment or postponement thereof; or (iv) the Merger shall not have been consummated by October 31, 2000; provided that the right to terminate the Merger Agreement pursuant to this clause (iv) shall not be available to any party whose breach of any provision of the Merger Agreement results in the failure of the Merger to be consummated by such time;

          (c) by Parent, if, prior to the acceptance for payment of the Shares under the Improved Offer, (i) any person or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Parent or any of its affiliates, shall have acquired beneficial ownership of more than 15% of the Shares, through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of such Shares; (ii) (A) the Board of Directors of the Company shall have withdrawn, or modified in a manner adverse to Parent, its approval or recommendation of the Merger Agreement, the Improved Offer or the Merger, or shall have recommended, or entered into, or publicly announced its intention to enter into, an agreement or an agreement in principle with respect to an Acquisition Proposal or shall have failed to reaffirm such approval or recommendation upon Parent's request (or shall have resolved to do any of the foregoing) or (B) the Company shall have breached certain of its obligations under the Merger Agreement; or (iii) the Offer terminates due to the failure of the Minimum Condition; and

          (d) by the Company, if (i) prior to the acceptance for payment of any Shares pursuant to the Improved Offer, (ii) the Company is in compliance with certain of its obligations under the Merger Agreement, (iii) the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to Parent its approval or recommendation of the Merger Agreement, the Improved Offer or the Merger, (iv) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of the Merger Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies Parent in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice, (v) Parent does not make, within four business days of receipt of the Company's written notification of its intention to enter into a binding agreement for a Superior Proposal, an offer that the Board of Directors of the Company determines, in good faith after consultation with its financial advisors, is at least as favorable, from a financial point of view, to the shareholders of the Company as the Superior Proposal and (vi) the Company simultaneously with such termination pays to Parent in immediately available funds the fees required to be paid pursuant to the Merger Agreement. The Company agrees (x) that it will not enter into a binding agreement referred to in clause (iv) in the preceding sentence until at least the fifth business day after it has provided the notice to Parent required by the Merger Agreement and (y) to notify Parent promptly if its intention to enter into the written agreement referred to in its notification shall change at any time after giving such notification.

     In the event of the termination of the Merger Agreement, the Merger Agreement will become void and have no effect, without any liability on the part of any party thereto other than certain provisions of the Merger Agreement relating to termination, expenses, governing law and waiver of jury trial; provided that a party will not be relieved from liability for willful and knowing (i) failure to fulfill a condition to the performance of the material obligations of the other party, (ii) failure to perform a material covenant or
(iii) material breach of any representation or warranty or agreement in the Merger Agreement.

     Termination Fee. Pursuant to the Merger Agreement, the Company will pay to Parent a fee of $1,800,000, plus the reasonable expenses of Parent (not to exceed $1,000,000) incurred in connection with the initial offer, the Improved Offer, the negotiation of the Merger Agreement and the consummation of the transactions contemplated thereby, if the Merger Agreement is terminated (x) pursuant to clause (c) under "Termination" above (except that for this purpose such person or "group" shall have acquired beneficial ownership of 50% or more of the outstanding Shares) or (d) under "Termination" above or (y) pursuant to clause (b)(i) under "Termination" above and, in the case of this clause (y), prior to the time of such termination an Acquisition Proposal shall have been publicly announced and not withdrawn and, within nine months of the date of termination, the Company enters into an agreement or letter of intent concerning a transaction in respect of such Acquisition Proposal and such transaction is subsequently consummated.

     The fee and expenses reimbursement payable (i) pursuant to clause (x) of the preceding paragraph shall be paid by the Company simultaneously with the termination of the Merger Agreement, and (ii) pursuant to clause (y) of the preceding paragraph shall be paid by the Company on the date on which the transaction referred to in such clause shall be consummated.

     The Merger Agreement provides that the Company will promptly pay to Parent, in immediately available funds, an amount equal to Parent's reasonable expenses (not to exceed $1,250,000) incurred in connection with the initial offer, the Improved Offer, the Merger Agreement and the transactions contemplated thereby, if (x) the Merger Agreement shall have been terminated pursuant to clause (b)(i) of the first paragraph under "Termination" above and (y) the Company shall have breached or failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement as a result of an intentional act or omission of the Company.

     If the Company fails promptly to pay any amount due Parent as described in the preceding paragraphs, the Company shall also pay any costs and expenses incurred by Parent in connection with a legal action to enforce the Merger Agreement that results in any judgment or settlement against the Company for such amount.

     The Merger Agreement provides that Parent will promptly pay to the Company, in immediately available funds, an amount equal to the Company's reasonable expenses (not to exceed $1,250,000) incurred in connection with the initial offer, the Improved Offer, the Merger Agreement and the transactions contemplated thereby, if Parent is otherwise required pursuant to the terms of the Improved Offer to accept for payment and pay for the tendered Shares and fails to do so within the time period provided in the Improved Offer.

     Expenses. Except as discussed above, the Merger Agreement provides that all costs and expenses incurred in connection with the transactions contemplated by the Merger Agreement shall be paid by the party incurring such costs and expenses.

     Amendments; No Waivers. Any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Purchaser or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of the Merger Agreement by the shareholders of the Company, no such amendment or waiver shall, without the further approval of such shareholders, reduce the amount or change the kind of consideration to be received in exchange for the Shares.

THE SHAREHOLDER AGREEMENTS

     The following is a summary of certain provisions of the Shareholder Agreements entered into, or to be entered into, between Purchaser and each of the Company's directors (each, the "Shareholder Agreement"), a copy of which is filed as an Exhibit to this Schedule 14D-9. Such summary is qualified in its entirety by reference to the Shareholder Agreement.

     Agreement to Tender. Pursuant to the Shareholder Agreement, Shareholder irrevocably and unconditionally agrees to validly tender (and not withdraw), pursuant to and in accordance with the terms of the Improved Offer, all of the shares of capital stock of the Company that Shareholder owns as of the date of the Shareholder Agreement as well as any additional shares of capital stock of the Company that Shareholder may own, whether acquired by purchase, exercise of options or otherwise, at any time after June 12, 2000 (the "Shareholder Shares"). These agreements are qualified to the extent of any restriction imposed by any prior pledge or hypothecation of Shares by any of such Shareholders, in which case Shareholder agrees not to tender or deliver such Shares other than pursuant to the Improved Offer or to the applicable pledge holder, and to use his best efforts to cause the pledge holder to tender the Shares pursuant to the Improved Offer or consent to. or otherwise remove any restrictions prohibiting the tender of such Shares by the Shareholder. Purchaser agrees to return Shareholder Share certificates promptly upon any termination of the Merger Agreement in accordance with the terms thereof.

     Voting Agreement. Pursuant to the Shareholder Agreement, until the earliest to occur of (x) the consummation of the Merger, (y) the nine month anniversary of the Shareholder Agreement and (z) the termination of the Merger Agreement by Parent under certain circumstances (the "Termination Date"), Shareholder irrevocably and unconditionally agrees to vote or cause to be voted all Shareholder Shares that Shareholder is entitled to vote at the time of any vote of the shareholders of the Company where such matters arise (i) in favor of the approval and adoption of the Merger Agreement and in favor of the transactions contemplated thereby, (ii) against any proposal or transaction which could prevent or delay the consummation of the transactions contemplated by the Merger Agreement and the related agreements and (iii) against any (A) Acquisition Proposal (other than the Merger), (B) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement and the related agreements or
(C) other matters relating to, or in connection with, any of the matters referred to in clause (A) and (B) above. The Shareholder Agreement does not limit or restrict Shareholder's ability to act or vote in his capacity as an officer or director of the Company in any manner he so chooses.

     Grant of Proxy. Pursuant to the Shareholder Agreement, Shareholder irrevocably and unconditionally grants a proxy appointing Purchaser as Shareholder's attorney-in-fact and proxy, with full power of substitution, for and in Shareholder's name, to vote, express, consent or dissent, or otherwise to utilize such voting power in the manner contemplated by the section on "Voting Agreement" above. Such proxy will be revoked on the Termination Date.

     Representations and Warranties. The Shareholder Agreement contains customary representations and warranties of the parties thereto.

     No Proxies for or Encumbrances on Shareholder Shares. Except pursuant to the terms of the Shareholder Agreement, Shareholder agrees that, without the prior written consent of Purchaser, Shareholder will not, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shareholder Shares or
(ii) sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Shareholder Shares during the term of the Shareholder Agreement. Shareholder shall not seek or solicit any of the foregoing and agrees to notify Purchaser promptly if so approached or solicited himself.

     Appraisal Rights. Shareholder agrees not to exercise any dissenters' rights which may arise with respect to the Merger.

     Amendments. The Shareholder Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties thereto.

EMPLOYMENT MATTERS

  Employment Agreements.

     The Company's filings on Schedule 14D-9 and Amendments thereto disclose seven employment agreements which contain severance provisions upon a change in control. One of these agreements, with Martin S. Grimnes, was amended on June 12, 2000. Under the terms of this amendment, among others, Mr. Grimnes has agreed that if his employment is terminated for any reason, voluntarily or involuntarily, during the first three years following a change in control, he will not for a period of three years, directly or indirectly, compete with the Company or with its businesses nor will he divert or attempt to divert any business, customers, suppliers or licensors of the Company or hire or attempt to hire or encourage the resignation of any Company employee for any reason. In addition, Mr. Grimnes has agreed to assign a pending patent application for a thermoplastic process patent to the Company and to cooperate and provide reasonable assistance in the prosecution of such patent application. Moreover, Mr. Grimnes has agreed to make himself available for six months following any termination of his employment for consulting services on customary terms, although up to a total of 45 days of consulting services will be without additional compensation. In exchange, Parent recognizes that the transactions described in the Improved Offer and Merger Agreement would be deemed a Hostile Change in Control under his employment agreement and have further agreed that a certain promissory note payable to the Company by him, of which there remains outstanding principal and interest of approximately $112,500, will be cancelled upon consummation of the Improved Offer. The amendment has been filed as an Exhibit to this Schedule 14D-9, and such summary is qualified in its entirety by reference to that amendment.

  Non-Compete Agreements.

     The Company agreed in the Merger Agreement to use its best efforts to cause each of Messrs. Dubay, Fuller, Chesney, Lee and Wallace to enter into non-compete agreements substantially in the form attached as an exhibit to the Merger Agreement. This form of non-compete agreement has been filed as an Exhibit to this Schedule 14D-9, and the summary which follows is qualified in its entirety by reference to that form of agreement.

     The form of non-compete agreement provides that any executive who signs such agreement will agree during the time he remains an employee of the Company and for a period of 18 months following termination of his employment for any reason, voluntarily or involuntarily, not to directly or indirectly compete with the Company or its businesses and not to divert or attempt to divert any business, customers, suppliers or licensors of the Company or hire or attempt to hire or encourage the resignation of any employees of the Company for any reason. The executive will also agree that the scope of such covenant is reasonable and that any breach of the agreement may cause irreparable harm to the Company, thereby entitling it to injunctive and other equitable relief. The executive will also agree to maintain as confidential any proprietary or other confidential information concerning the Company or its businesses, which would be supplemental to any existing confidentiality agreement binding the executive. As consideration for the non-compete agreement, the executive will be paid a lump sum gross amount of $25,000, less applicable withholding taxes.

THE RIGHTS AGREEMENT

     The Company's Rights Agreement provides that certain transactions, including the Offer, the Improved Offer and the Merger, will cause the issuance of right certificates unless the Board has approved in advance such transactions. At a special meeting of the Board on June 12, 2000, the Board unanimously approved the consummation of the transactions contemplated by the Merger Agreement, including the acceptance of the Improved Offer and consummation of the Merger. At that same meeting, the Company's Board took action to redeem the Rights pursuant to the Rights Agreement. As a result of such actions by the Board, the Rights Agreement will be inapplicable to the Improved Offer and the Merger. A copy of the Company's Notice of Redemption with respect to the Rights Plan is attached as an Exhibit to this Schedule 14D-9 and is being mailed to Stockholders simultaneously herewith.

CONFIDENTIALITY AGREEMENT

     On May 17, 2000, the Company and Purchaser entered into the Confidentiality Agreement. Each party has agreed therein that for three years following the date of the Confidentiality Agreement, it will keep confidential all nonpublic, confidential or proprietary information of the other party, subject to certain exceptions, and will use the confidential information for no purpose other than evaluating a possible business combination with the other party.

PURPOSE OF THE IMPROVED OFFER; PLANS FOR THE COMPANY.

     Purpose of the Improved Offer. The purpose of the Improved Offer is to acquire for cash as many outstanding Shares as possible as a first step in acquiring the entire equity interest in the Company. Purchaser currently intends, as soon as practicable after consummation of the Improved Offer, to seek controlling representation on the Company's Board of Directors and to consummate the Merger.

     The Board of Directors of the Company has unanimously recommended that all holders of Shares tender such Shares pursuant to the Improved Offer. The Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Improved Offer and the Merger, which approval Purchaser believes satisfies the relevant requirements of the MBCA.

     If Purchaser purchases Shares sufficient to satisfy the Minimum Condition pursuant to the Improved Offer, the Merger Agreement provides that Purchaser will be entitled to designate the entire Board of Directors following such purchase. Purchaser expects that such representation would permit Purchaser to exert substantial influence over the Company's conduct of its business and operations.

     Dissenters' Rights. Holders of Shares do not have dissenters' rights as a result of the Improved Offer or the execution of the Merger Agreement. However, if the Merger is consummated, holders of Shares at the effective time of the Merger, by complying with the provisions of Section 909 of the MBCA, would have certain rights to dissent and to require the Company to purchase their Shares for cash at "fair value." In general, a shareholder will be entitled to exercise dissenters' rights under the MBCA only if the dissenting shareholder has filed with the Company before or at the shareholder meeting at which the Merger is to be submitted to a vote a written objection to the Merger, has not voted in favor of the Merger, and has delivered or mailed his or her objection to the Merger within fifteen days after the date of the shareholder vote. If a short-form merger is to be effected without a shareholder vote, written objection must be delivered or mailed within fifteen days after notice of the Plan of Merger is mailed to Company shareholders.

     If the statutory procedures under the MBCA relating to dissenters' rights are complied with the dissenting shareholders or the Company can seek judicial determination of the "fair value" of the Shares. The "fair value" would be determined as of the day before the date on which the vote of shareholders was taken to approve the Merger (or the director vote, in the case of a short-form merger), excluding any appreciation or depreciation in anticipation of the Merger. The value so determined could be more or less than the Merger Consideration.

     THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING SHAREHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY SHAREHOLDERS DESIRING TO EXERCISE ANY AVAILABLE DISSENTERS' RIGHTS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MBCA. THE PRESERVATION AND EXERCISE OF DISSENTERS' RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE MBCA.

     Plans for the Company. In connection with its consideration of the Offer, the Improved Offer and its evaluation of non-public information made available by the Company, Parent has made a preliminary review, and will continue to review, various possible business strategies that it might consider in the event that it consummates the Improved Offer and the Merger. However, Parent has committed in the Merger Agreement that it has no present intention to close any current facilities of the Company or its subsidiaries. In addition, Parent has committed to honor all employment, severance or similar contractual or benefit plan arrangements of the Company currently in existence; to generally cause the Surviving Corporation to provide benefits to employees of the Company and its subsidiaries that are generally comparable in the aggregate to those currently in effect; and to recognize all service credited to employees of the Company for purposes of eligibility and vesting under any employee benefit plan provided by the Surviving Corporation or Parent for the benefit of such employees. See the more detailed description under "The Merger Agreement - Other Agreements of Parent, Purchaser and the Company" above.

     Except as described above or elsewhere in this Schedule 14D-9, Parent has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any material change in the Company's capitalization policy or any other material change in the Company's corporate structure or business.

     WE URGE YOU TO READ THE PURCHASER'S DOCUMENTATION MAILED TO YOU CONCERNING THE IMPROVED OFFER AND THE CONDITIONS PERTAINING THERETO FOR A FULL DESCRIPTION THEREOF PRIOR TO MAKING ANY DECISIONS TO TENDER YOUR SHARES.

CERTAIN LEGAL MATTERS

     As previously reported in this Schedule 14D-9, the Company filed a complaint against Vetrotex, Purchaser, Parent and Saint-Gobain on April 26, 2000 in the United States District Court for the District of Maine. On June 14, 2000, the Court was advised that the parties had reached a settlement of the case, whereupon the Court ordered counsel to complete the settlement within 30 days and file a stipulation of dismissal with prejudice before July 14, 2000.

     With respect to the Company's complaint filed against Vetrotex on May 23, 2000 in the Superior Court of Cumberland County, Maine, which was later removed to the United States District Court for the District of Maine, all hearings scheduled in such case have been canceled at the joint request of the parties. On June 14, 2000, the Court was advised that the parties had reached a settlement of the case, whereupon the Court ordered counsel to complete the settlement within 30 days and file a stipulation of dismissal with prejudice before July 14, 2000.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     Item 4 is hereby amended in its entirety and replaced with the following:

     (a) Recommendation. On June 12, 2000 the Board unanimously determined that the Improved Offer is in the best interests of the Company and its stockholders. ACCORDINGLY, THE BOARD RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS TENDER THEIR SHARES TO THE PURCHASER.

     The letter to stockholders communicating the Board's recommendation is filed as an Exhibit hereto, and is incorporated herein by reference. A joint press release communicating the Improved Offer, the Merger Agreement and the Board's recommendation was filed as Exhibit 18 to this Schedule 14D-9 on June 14, 2000.

     (b) Reasons. In reaching the determination and recommendation set forth in paragraph (a) above, the Board considered numerous factors, including, without limitation, the following:

          (i) The business, financial condition, and results of operations of the Company.

          (ii) The Company's business plans and current business strategy and future prospects.

          (iii) The nature of the industry in which the Company operates and the Company's competitive position in such industry.

          (iv) A presentation by McDonald Investments Inc. ("McDonald Investments"), financial advisor to the Company, relating to the process undertaken at the direction of the Board of Directors to explore strategic alternatives to maximize shareholder value and various financial and other matters concerning the Company and the Improved Offer, and the opinion delivered orally at the June 11, 2000 meeting by McDonald Investments stating that the cash price of $8.50 per Share proposed to be paid to the Company's stockholders by the Purchaser pursuant to the Improved Offer is fair from a financial point of view; such opinion being based on various assumptions and subject to various limitations as discussed in the written opinion delivered to the Board on June 11, 2000 (the "New Opinion"). A copy of the New Opinion is attached as Annex B hereto and is filed as an Exhibit to this Schedule 14D-9. Stockholders are urged to read carefully the New Opinion in its entirety.

          (v) The consideration of possible alternative transactions and the risks and benefits of further pursuing each of those alternatives.

          (vi) The Board's belief, based in part on the factors referred to above, that the per Share price of the Improved Offer constitutes fair value for the Shares.

          (vii) The Board's belief, that acquisition of the Company as contemplated in the Improved Offer would not have a significantly adverse effect on the Company's relationship with employees, customers, suppliers and other constituencies, including the communities that the Company serves and in which its facilities are located.

     (c) Intent To Tender. The Company's executive officers and directors, currently intend to tender their Shares that are held of record or are beneficially owned by them. The directors of the Company intend to execute a Shareholder Agreement in the form filed as an Exhibit hereto which agreement commits each director to tender his Shares.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

     Item 9 is hereby amended by the addition of the following:

     Exhibit 19.  Joint Letter to Stockholders dated June 15, 2000.**

     Exhibit 20.  Agreement and Plan of Merger dated June 12, 2000.

     Exhibit 21.  First Amendment to Employment Agreement dated June 12, 2000.

     Exhibit 22.  Form of Non-Compete Agreement.

     Exhibit 23.  Form of Shareholder Agreement.

     Exhibit 24. Opinion of McDonald Investments dated June 11, 2000 (included as Annex B to this Schedule 14D-9 and hereby incorporated by reference).**

     Exhibit 25.  Rights Plan Redemption Notice.**

     Exhibit 26. Information Statement Pursuant to Section 14(f) and Rule 14f of the Securities Exchange Act of 1934, as amended (included as Annex C to this Schedule 14D-9 and hereby incorporated by reference).**

     ** Included in copies of Amendment No. 10 to Schedule 14D-9 mailed to stockholders. This amendment to Schedule 14D-9 is being filed electronically with the SEC on its EDGAR database. Electronic copies of this amendment and all exhibits filed herewith or incorporated herein by reference may be obtained for free on the SEC's internet web site at http://www.sec.gov.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          BRUNSWICK TECHNOLOGIES, INC.

                                          By: /s/ MARTIN S. GRIMNES
                                            ------------------------------------
                                            Name: Martin S. Grimnes
                                            Title:  Chief Executive Officer

Dated: June 15, 2000

                                 EXHIBIT INDEX

 Exhibit 1.   Part I, Item 1: "Business -- Supply," of the Company's
              Annual Report on Form 10-K for the year ended December 31,
              1999 (previously filed with the Commission on March 30, 2000 and hereby incorporated by reference).
 Exhibit 2.   Definitive Proxy Statement of the Company dated April 17,
              2000 (previously filed with the Commission on April 17, 2000 and hereby incorporated by reference), as supplemented by
              Definitive Additional Materials dated April 25, 2000
              (previously filed with the Commission on April 25, 2000 and hereby incorporated by reference) and as supplemented by
              Definitive Additional Materials dated April 28, 2000
              (previously filed with the Commission on April 28, 2000 and hereby incorporated by reference).
*Exhibit 3.   Form of Employment Agreement with certain executive officers of the Company.
*Exhibit 4.   Complaint filed by the Company on April 26, 2000.
*Exhibit 5.   Letter to Stockholders, dated May 3, 2000.
*Exhibit 6.   Press Release issued by the Company on May 3, 2000.
*Exhibit 7.   Opinion of McDonald Investments dated May 3, 2000 (contained as Annex A to this Schedule 14D-9 and hereby incorporated by reference).
*Exhibit 8.   Letter of the Company to Saint-Gobain dated April 17, 2000.
*Exhibit 9.   Press Release, dated May 5, 2000 issued by Brunswick
              Technologies, Inc.
*Exhibit 10.  Letter of Brunswick Technologies, Inc., dated May 5, 2000.
*Exhibit 11.  Press Release of Brunswick Technologies, Inc., dated May 8,
              2000.
*Exhibit 12.  Letter of Brunswick Technologies, dated May 10, 2000 published in a number of Maine newspapers.
*Exhibit 13.  Press Release of Brunswick Technologies, dated May 12, 2000.
*Exhibit 14.  Letter of Brunswick Technologies, Inc. dated May 19, 2000.
*Exhibit 15.  Complaint filed by Brunswick Technologies, Inc. dated May
              23, 2000.
*Exhibit 16.  Letter of Brunswick Technologies, Inc. dated June 1, 2000.
*Exhibit 17.  Letter of Brunswick Technologies, Inc. dated June 7, 2000.
*Exhibit 18.  Joint Press Release dated June 13, 2000.
 Exhibit 19.  Joint Letter to Stockholders dated June 15, 2000.**
 Exhibit 20.  Agreement and Plan of Merger dated June 12, 2000.
 Exhibit 21.  First Amendment to Employment Agreement dated June 12, 2000.
 Exhibit 22.  Form of Non-Compete Agreement.
 Exhibit 23.  Form of Shareholder Agreement.
 Exhibit 24.  Opinion of McDonald Investments dated June 11, 2000
              (included as Annex B to this Schedule 14D-9 and hereby
              incorporated by reference).**
 Exhibit 25.  Rights Plan Redemption Notice.**
 Exhibit 26.  Information Statement Pursuant to Section 14(f) and Rule 14f
              of the Securities Exchange Act of 1934, as amended (included as Annex C to this Schedule 14D-9 and hereby incorporated by reference).**

---------------

 * Previously filed.

** Included in copies of Amendment No. 10 to Schedule 14D-9 mailed to stockholders. This amendment to Schedule 14D-9 is being filed electronically with the SEC on its EDGAR database. Electronic copies of this amendment and all exhibits filed herewith or incorporated herein by reference may be obtained for free on the SEC's internet web site at http://www.sec.gov.

                                                                         ANNEX B

                                                        MCDONALD INVESTMENT LOGO

                                                                   June 11, 2000
PERSONAL AND CONFIDENTIAL

Board of Directors
Brunswick Technologies, Inc.
43 Bibber Parkway
Brunswick, ME 04011

Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of Brunswick Technologies, Inc. (the "Company"), other than Certainteed Corporation and its affiliates ("Certainteed"), of the Consideration (as defined below) to be received by such shareholders pursuant to that certain Agreement and Plan of Merger dated as of June 11, 2000 (the "Agreement"), by and among the Company, Certainteed and VA Acquisition Corporation, a wholly-owned subsidiary of Certainteed ("Merger Sub").

Pursuant to the Agreement, and subject to the terms and conditions set forth therein, Certainteed and Merger Sub will amend their Tender Offer Statement on Schedule TO relating to their offer (the "Offer") to purchase all of the issued and outstanding shares of the Company's Common Stock, $0.0001 par value, and associated rights to purchase preferred stock (the "Common Stock") to, among other things, (i) increase the price per share of the Offer to $8.50 in cash (the "Offer Price") and (ii) extend the expiration date of the Offer. Upon completion of the Offer, and subject to the terms and conditions set forth in the Agreement, Merger Sub will be merged with and into the Company (the "Merger," and collectively with the Offer, the "Transaction"), the Company will become a wholly-owned subsidiary of Certainteed, and all issued and outstanding shares of Common Stock (except shares held in treasury, shares owned by Certainteed and its affiliates, and shares as to which dissenters' rights of appraisal have been perfected in accordance with applicable provisions of Maine law) will be converted into the right to receive $8.50 per share in cash (the "Merger Price" and, collectively with the Offer Price, the "Consideration").

     McDonald Investments Inc., as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     In connection with rendering this opinion, we have reviewed and analyzed, among other things, the following: (i) the Agreement, including the exhibits and schedules thereto; (ii) certain publicly available information concerning the Company, including the Annual Reports on Form 10-K of the Company for each of the years December 31, 1996, 1997, 1998 and 1999 and the Quarterly Reports on Form 10-Q of the Company for the quarters ended March 31, 1999, June 30, 1999, September 30, 1999 and March 31, 2000;

(iii) certain other internal information, primarily financial in nature, including projections, concerning the business and operations of the Company furnished to us by the Company for purposes of our analysis; (iv) certain publicly available information with respect to certain other companies that we believe to be comparable to the Company and the trading markets for certain of such other companies' securities; and (v) certain publicly available information concerning the nature and terms of certain other transactions that we considered relevant. We have also met with certain officers and employees of the Company to discuss the business and prospects of the Company, as well as other matters we believe relevant to our inquiry.

     In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided us or publicly available and have assumed and relied upon the representations and warranties of the Company and Certainteed contained in the Agreement. We have not been engaged to, and have not independently attempted to, verify any of such information. We have also relied upon the management of the Company as to the reasonableness and achievability of the financial and operating projections (and the assumptions and bases thereof) provided to us and, with your consent, we have assumed that such projections, reflect the best currently available estimates and judgments of the Company's management. We have not been engaged to assess the reasonableness or achievability of such projections or the assumptions on which they were based and express no view as to such projections or assumptions. In addition, we have not conducted a physical inspection or appraisal of any of the assets, properties or facilities of the Company nor have we been furnished with any such evaluation or appraisal. We have also assumed that the conditions to the Transaction as set forth in the Agreement would be satisfied and that the Transaction would be consummated on a timely basis in the manner contemplated by the Agreement.

     It should be noted that this opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof and does not address any matters subsequent to such date. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, to the holders of the Company's Common Stock of the Consideration and does not address the Company's underlying business decision to effect the Transaction or any other terms thereof. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm our opinion.

     We have acted as financial advisor to the Company in connection with the transactions contemplated by the Agreement and will receive from the Company a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction, as well as the Company's agreement to indemnify us under certain circumstances. We will also receive a fee for rendering this opinion.

     In the ordinary course of our business, we may actively trade securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is directed to the Board of Directors of the Company and does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender or refrain from tendering shares of Common Stock pursuant to the Offer or as to how such stockholder should vote on any matters relating to the Merger.

     Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Consideration to be received in the Transaction is fair, from a financial point of view, to the holders of the Company's Common Stock (other than Certainteed and its affiliates).

                                            Very truly yours,

                                            McDONALD INVESTMENTS INC.

                                            By:       /s/ RAJ TRIKHA

                                              ----------------------------------
                                                          Raj Trikha
                                                      Managing Director

                                                                         ANNEX C

                          BRUNSWICK TECHNOLOGIES, INC.
                               EXECUTIVE OFFICES:
                               43 BIBBER PARKWAY
                             BRUNSWICK, MAINE 04011

                             INFORMATION STATEMENT

 PURSUANT TO SECTION 14(F) OF THE SECURITIES AND EXCHANGE ACT OF 1934 AND RULE
                                14F THEREUNDER.
                            ------------------------

     This Information Statement is being mailed on or about June 15, 2000 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Brunswick Technologies Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by CertainTeed Corporation, a Delaware corporation ("Parent") to a majority of seats on the Board of Directors (the "Board of Directors" or the "Board") of the Company. On June 12, 2000, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Parent and VA Acquisition Corp. ("Purchaser"), a Maine corporation and wholly owned subsidiary of Parent, each of which are wholly owned subsidiaries of Compagnie de Saint-Gobain, a French corporation ("Saint Gobain"), pursuant to which the Purchaser is required to amend its tender offer to purchase all outstanding shares of Common Stock, par value $0.0001 per share, of the Company (the "Shares"), at a price per Share of $8.50, net to seller in cash (the "Offer Price"), upon the terms and conditions set forth in the Purchaser's Offer to Purchase, dated April 20, 2000, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Parent and the Purchaser with the Securities and Exchange Commission (the "Commission") on April 20, 2000. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Maine Business Corporation Act (the "MBCA"), the Purchaser will be merged with the Company (the "Merger"). Following consummation of the Merger, the Company will become a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares that are owned by Parent, the Purchaser, any of their respective subsidiaries, the Company or any of its subsidiaries, and Shares held by stockholders of the Company who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of Section 909 of the MBCA) will be converted into the right to receive $8.50 in cash or any greater amount per Share paid pursuant to the Offer.

     The Offer, the Merger, and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement forms Annex C, which was filed by the Company with the Commission and which is being mailed to stockholders of the Company along with this Information Statement.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Information set forth herein related to Parent, the Purchaser or the Parent Designees (as defined herein) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

     The Purchaser commenced the Offer on April 20, 2000, as amended and supplemented to date. The Offer is currently scheduled to expire at midnight, New York City time, on Thursday, June 29, 2000, unless the Purchaser extends it.

                                    GENERAL

     The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the stockholders of the Company. As of the close of business on June 9, 2000, there were 5,234,415 outstanding shares of Common Stock. Vetrotex CertainTeed Corporation ("Vetrotex"), an affiliate of Parent and Purchaser, owns 713,746 shares of Common Stock as of the date hereof.

               RIGHTS TO DESIGNATE DIRECTORS AND PARENT DESIGNEES

     The Merger Agreement provides that, promptly upon the purchase of and payment for Shares by the Purchaser pursuant to the Offer and constituting the majority of the outstanding Shares of the Company, Parent will be entitled to designate all directors (the "Parent Designees") on the Company's Board of Directors and the Company will take all action within its power to cause such designees to be elected or appointed, including by increasing the size of the Board of Directors or securing the resignation of incumbent directors, or both.

     Parent Designees will be selected by Parent from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Parent Designees currently is a director of, or holds any positions with, the Company. Parent has advised the Company that, to the best of Parent's knowledge, except as set forth above with regard to Vetrotex, none of the Parent Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Parent and the Company that have been described in the Schedule TO or the
Schedule 14D9.

     The name, age, present principal occupation or employment, five-year employment history and business address of each of the individuals who may be selected as Parent Designees are set forth below. Unless otherwise indicated, each such individual has held his or her present position as set forth below for the past five years.

                                                     PRINCIPAL CURRENT OCCUPATION AND FIVE-YEAR
       NAME AND BUSINESS ADDRESS         AGE             EMPLOYMENT HISTORY; DIRECTORSHIPS
       -------------------------         ---         ------------------------------------------
Jean-Philippe Buisson..................  34    Vice President for Finance and Strategic Planning of
Compagnie de Saint-Gobain                      the Reinforcements Division of Compaignie de
Les Miroirs                                    Saint-Gobain (1998-present); Advisor to the Minister
92096 La Defense, Cedex (France)               of Research, French Department of Research (1997); and
                                               Head of the Pharmaceutical and Chemical Industry
                                               Division of the Direction of Industrial Policy, French
                                               Department of Industry (1995-1996).
Roberto Caliari........................  54    Chief Executive Officer of VA Acquisition Corporation
Compagnie de Saint-Gobain                      (2000- present); President of the Reinforcements
Les Miroirs                                    Division of Compagnie de Saint-Gobain (1996-present);
92096 La Defense, Cedex (France)               and Manager of European and Korean Development of the
                                               Fiber Reinforcement Division of Compagnie de
                                               Saint-Gobain (until 1996).
F. Lee Faust...........................  44    Vice President and Controller of CertainTeed
Saint-Gobain Corporation                       Corporation and Saint-Gobain Corporation
750 E. Swedesford Road                         (1996-present); and Financial Controller of Compagnie
Valley Forge, Pennsylvania 19482               de Saint-Gobain (1995-1996).
Robert W. Fenton.......................  44    Vice President and Controller of CertainTeed
Saint-Gobain Corporation                       Corporation and Saint-Gobain Corporation
750 E. Swedesford Road                         (1996-present); and Financial Controller of Compagnie
Valley Forge, Pennsylvania 19482               de Saint-Gobain (1995-1996).

                                                     PRINCIPAL CURRENT OCCUPATION AND FIVE-YEAR
       NAME AND BUSINESS ADDRESS         AGE             EMPLOYMENT HISTORY; DIRECTORSHIPS
       -------------------------         ---         ------------------------------------------
James F. Harkins, Jr...................  46    Vice President and Treasurer of VA Acquisition
Saint-Gobain Corporation                       Corporation (2000-present); and Vice President and
750 E Swedesford Road                          Treasurer of CertainTeed Corporation and Saint-Gobain
Valley Forge, Pennsylvania 19482               Corporation (1995-present).
John J. Sweeney, III...................  44    Vice President of CertainTeed Corporation and
Saint-Gobain Corporation                       Saint-Gobain Corporation (1995-present).
750 E. Swedesford Road
Valley Forge, Pennsylvania 19482
Dorothy C. Wackerman...................  51    Vice President of CertainTeed Corporation
Saint-Gobain Corporation                       (1989-present); and Vice President of Saint-Gobain
750 E. Swedesford Road                         Corporation (1990- present).
Valley Forge, Pennsylvania 19482

                               BOARD OF DIRECTORS

     At our Annual Meeting held May 16, 2000, the following six directors were re-elected for a one-year term:

                                                                POSITION                      DIRECTOR
                NAME                   AGE                    WITH COMPANY                      SINCE
                ----                   ---                    ------------                    --------
  Martin S. Grimnes..................  52   Chairman of the Board, Chief Executive Officer      1984
                                            and Director
  William M. Dubay...................  49   President, Chief Operating Officer and Director     1997
  Richard J. Corbin(2)...............  61   Director                                            1999
  Kenneth J. Hatten..................  56   Director                                            2000
  Max G. Pitcher(1)..................  64   Director                                            1997
  Peter N. Walmsley(1)...............  64   Director                                            1991

---------------

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

David E. Sharpe, an executive officer of Vetrotex, had served as a director since 1993. Mr. Sharpe did not stand for reelection and recently resigned from the Board.

     The background of each of the directors is as follows:

     MARTIN S. GRIMNES is the founder of the Company, has served both as a director and Chief Executive Officer since the Company's inception in 1984, has served as Chairman of the Board since 1987 and served as President and Treasurer between 1984 and 1987. Mr. Grimnes has a textile engineering degree from the Technische Akademie e.V. in Hohenstein, Germany, and a B.S. in Industrial Management from the University of Vermont. Prior to founding the Company, he was export manager for W.S. Libbey Co. of Lewiston, Maine, an industrial and decorative textile manufacturer (1980 -- 1984), and General Manager of Sandvika Veveri A/S of Oslo, Norway, a decorative textile manufacturer (1974 -- 1980).

     WILLIAM M. DUBAY has been employed by the Company since May 1989, has served as President and Chief Operating Officer since November 1991, and has been a director since the completion of the Company's initial public offering in February, 1997. Mr. Dubay received a B.A. in Business Education from Thomas College in Waterville, Maine. Prior to his employment by the Company, he was Manager of Provider Services for Blue Cross/Blue Shield of Maine (November 1987 through April 1989) and from June 1981 through August 1987, was employed by Sabre Yachts in South Casco, Maine, a nationally known manufacturer of premium quality sailing yachts, where he earned successive promotions to Senior Manager, Manufacturing.

     RICHARD J. CORBIN who became a director upon election in May, 1999 is currently a member of United Ventures L.L.C., an entity recently formed to acquire majority interests in companies. United provides capital, management and marketing expertise to its portfolio companies. Previously he was President and Chief Executive Officer of Whistler, Inc., based in Chelmsford, Massachusetts, a diversified electronics and manufacturing company, best known for its radar detector products. From December 1995 to June 1998 Mr. Corbin was President and Chief Executive Officer of EMCO, Inc. in North Bergen, New Jersey, a subsidiary of Merrill Lynch Interfunding, Inc. a wholesaler of office products. Prior to that Mr. Corbin served as Senior Vice President of EKCO Group, Inc. and President of its subsidiary EKCO Housewares, Inc., a manufacturer of bakeware and kitchenware. From 1986 to 1995 Mr. Corbin was President and Chief Executive Officer of Forster Manufacturing Company, a Maine based producer and marketer of household products and sporting goods. Mr. Corbin holds a BS in Education from the University of Miami and completed the Executive Program at the Amos Tuck School of Dartmouth College.

     KENNETH J. HATTEN became a director on April 11, 2000, filling the vacancy created by the resignation of Donald Hughes. Dr. Hatten is Professor of Management Policy and Chairman of the Management Policy Department at Boston University, where he has developed and taught cross disciplinary core courses for Executive, MBA and undergraduate business programs. He is a specialist in Strategic Management, Strategic Groups and in the Strategic Management of Financial Service Firms. He was formerly on the faculty of the Harvard Business School and has taught at Vanderbilt and Purdue Universities. Dr. Hatten is Managing Director of Hatten Associates, which provides consulting to a number of companies on strategic management issues. He earned his Ph.D. in Strategic Management from Purdue University, his MBA, M. Eng. Sc. (Traffic and Transportation Engineering), and BR (Civil Engineering) degrees from the University of New South Wales in Sydney, Australia. In Australia, Dr. Hatten worked as a civil engineer and as a consulting traffic engineer.

     MAX G. PITCHER, who became a director upon the completion of the Company's initial public offering in February, 1997, is President of NEFT Inc., which manufactures oil equipment in Russia. Mr. Pitcher retired from Conoco Inc. on January 1, 1993, where he was Executive Vice President, Exploration Production, with oversight responsibility for Europe, Africa, and the former U.S.S.R. Mr. Pitcher had been with Conoco for 30 years. He was also a Senior Vice President of E.I. du Pont de Nemours and Company, Inc., the parent company of Conoco. Mr. Pitcher received his bachelor's and master's degrees in petroleum geology from Brigham Young University and his Ph.D. in geology from Columbia University. He is a member of the American Association of Petroleum Geologists (AAPG) and currently serves on AAPG's industry liaison committee.

     PETER N. WALMSLEY has been for more than the past six years, one of two general partners of AMT Associates Ltd., the sole general partner of both AMT Venture Partners, Ltd. and JHAM Limited Partnership, which are venture capital funds and former stockholders of the Company. During the past five years he has been President and 50% owner of AMT Management, Inc., and during the last three years, he has been President and sole owner of AMT Venture Funds, Inc. AMT Management and AMT Venture Funds are the corporations which manage the two venture capital funds. Mr. Walmsley was previously Manager, Acquisitions & Divestitures, in the Corporate Plans Department at E.I. du Pont de Nemours and Company, Inc., where he was also responsible for corporate venture capital activities. Mr. Walmsley received his Ph.D. in chemical engineering at Manchester University in England.

            INFORMATION ABOUT THE BOARD OF DIRECTORS AND COMMITTEES

MEETINGS

     The Company's Board of Directors held five meetings during fiscal year 1999. The Board has standing audit and compensation committees; there is no nominating committee. No director attended fewer than 75% of the aggregate of
(1) the total number of meetings of the Board; and (2) the total number of meetings of the committees of which they were members.

AUDIT COMMITTEE

     The Audit Committee currently consists of two members: Peter N. Walmsley and Max G. Pitcher. The Audit Committee meets with the Company's auditors and principal financial personnel to review the results of the annual audit. The Audit Committee also reviews the scope of, and establishes fees for, audit and non-audit services performed by the independent accountants, and reviews the independence of the independent accountants and the adequacy and effectiveness of the Company's internal accounting controls. The Audit Committee held two meetings in fiscal year 1999.

COMPENSATION COMMITTEE

     The Compensation Committee establishes the compensation, including bonus and incentive arrangements, of the Company's Chief Executive Officer and considers and approves or modifies the recommendations of the Chief Executive Officer as to the proposed compensation of each executive officer of the Company whose aggregate compensation exceeds a threshold amount of $100,000. In fiscal 1999, the Compensation Committee consisted of two members: Richard J. Corbin and David E. Sharpe. The Compensation Committee held two meetings in fiscal year 1999.

COMPENSATION OF DIRECTORS

     All directors are reimbursed by the Company for their out-of-pocket expenses incurred in connection with attendance at Board and committee meetings or otherwise in the performance of their services as a director. Directors who are not employees of the Company or affiliated with or related to a principal stockholder of the Company ("outside directors"), Messrs. Hughes (prior to his resignation), Corbin, Walmsley and Pitcher in 1999, and Mr. Hatten in 2000, each received, at the time of his/her initial election to the Board as an outside director, 1,000 shares of the Common Stock of the Company and an option to purchase an additional 4,500 shares of Common Stock, vesting in three equal tranches over a three year period, priced at the closing market price on the date of election. The outside directors also receive an annual retainer of $6,000, payable quarterly, and a fee of $1,000 for each Board or committee meeting attended; provided, however, that compensation for a committee meeting held in conjunction with a Board meeting is set at $500. The foregoing compensation to the outside directors is to be paid in shares of Common Stock, based on the average closing price of the Common Stock during the quarter in which services as a director were performed. Messrs. Hughes (prior to his resignation), Pitcher, Corbin and Walmsley received 2,179, 2,463, 1,649 and 2,463 shares of Common Stock respectively, in lieu of cash compensation relative to fiscal year 1999. All shares issued are restricted and may not be sold while the individual is a director of the Company. No other directors receive any compensation for performance of their services as directors.

                       EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth certain information concerning the executive officers of the Company who are not also directors. The executive officers of the Company are elected annually by the Board of Directors following the Annual Meeting of Stockholders and serve at the discretion of the Board.

             NAME               AGE                    POSITION WITH COMPANY
             ----               ---                    ---------------------
Robert Fuller.................  43     Vice President, Sales
Alan M. Chesney...............  44     Vice President, Chief Financial Officer and Treasurer
Thomas L. Wallace.............  47     Vice President, Manufacturing

     ROBERT R. FULLER has served as Vice President, Sales, since 1993 and has been with the Company since 1990. Mr. Fuller received his B.S. in engineering-naval architecture from the University of Michigan in Ann Arbor. Prior to his employment with the Company, Mr. Fuller founded and was Chief Executive Officer of Advanced Sail Concepts, a ship design firm located in Massachusetts and North Carolina. He has also served as a naval architect and project manager with General Dynamics in Quincy, Massachusetts.

     ALAN M. CHESNEY has served as Chief Financial Officer since May, 1998, having served as Interim Chief Financial Officer and Treasurer of the Company since February 1998. Prior to joining the Company, Mr. Chesney served as Vice President of Commercial Lending in the Asset Based Lending Division of Fleet Bank of Maine from 1991 to 1994. From 1994 to 1996, Mr. Chesney served as Sales Operations Manager of the Company, and during 1997 he served as Business Information Manager of the Company. Mr. Chesney received his Bachelor's Degree in Business Administration from the University of Massachusetts.

     THOMAS L. WALLACE has served as Vice President, Manufacturing since January 1994. Prior thereto he was Manufacturing Manager for Personal Electronics in Manchester, N.H. from March 1992 through December 1993, Director of Quality Assurance for AM Technologies in Manchester, N.H. from August 1991 until March 1992 and Director of Operations for Summa Four, also in Manchester, N.H. from May 1983 until August 1991. Mr. Wallace received his B.S. in business management from Franklin Pierce College and has completed various MBA courses at the University of New Hampshire.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

     The following table sets forth information as of May 18, 2000, to the best of the Company's knowledge, regarding beneficial ownership of Common Stock of each person who is known by the Company to own beneficially more than five percent (5%) of the Company's Common Stock, each director, and each "named executive officer" (as defined in Item 402 of Regulation S-K), certain other executive officers, as disclosed above, and all directors and executive officers as a group.

NAME OF OWNER+                                                NUMBER(1)    PERCENT(1)
--------------                                                ---------    ----------
Vetrotex America(2).........................................    713,746      13.64%
Martin S. Grimnes(3)........................................    288,204       5.36%
  Chairman, Chief Executive Officer and Director
William M. Dubay(4).........................................    110,243       2.07%
  President, Chief Operating Officer and Director
Robert Fuller(5)............................................     69,537       1.31%
  Vice President, Sales
Max G. Pitcher(6)...........................................     12,232          *
  Director
Peter N. Walmsley(7)........................................      9,674          *
  Director
Richard J. Corbin(8)........................................      5,747          *
  Director
Kenneth J. Hatten(9)........................................      2,125          *
  Director
Alan M. Chesney(10).........................................     13,415          *
  Vice President, Chief Financial Officer and Treasurer
Thomas L. Wallace(11).......................................     42,645          *
  Vice President, Manufacturing
Dimensional Fund Advisors, Inc.(12).........................    334,200       6.38%
Wellington Management Company, LLP(13)......................    460,000       8.79%
All Directors and Executive Officers as a group(9
  persons)..................................................    553,822       9.89%

---------------
  + The address of Messrs. Corbin, Hatten, Walmsley, Grimnes, Dubay, Fuller, Pitcher, Chesney, and Wallace, is c/o Brunswick Technologies, Inc., 43 Bibber Parkway, Brunswick, ME 04011. The address of Vetrotex America is 750
     E. Swedesford Road, Valley Forge, PA 19482. The address of Dimensional Fund Advisors, Inc. is 1299 Ocean Avenue, Santa Monica, California 90401. The address of Wellington Management Company, LLP is 75 State Street, Boston MA 02109.

  *  Less than 1% of the outstanding shares of Common Stock.

 (1) For the purpose of this table, shares of Common Stock, which to the Company's knowledge, an individual or group has a right to acquire within sixty (60) days upon the exercise of options or warrants, are deemed outstanding for the purposes of computing the number and percentage of shares beneficially owned by such individual or group. Such shares are not deemed to be outstanding for the purpose of computing the percentage of shares beneficially owned by any other individual or group shown in the table. This table does not include 98 shares of Common Stock held by the executive officers of the Company through the Company's 401(k) plan.

 (2) Includes 713,746 shares of Common Stock beneficially owned by Vetrotex.

 (3) Includes 141,004 shares of Common Stock subject to options exercisable within 60 days.

 (4) Includes 96,673 shares of Common Stock subject to options exercisable within 60 days.

 (5) Includes 69,537 shares of Common Stock subject to options exercisable within 60 days.

 (6) Includes 4,900 shares of Common Stock subject to options exercisable within 60 days.

 (7) Includes 3,400 shares of Common Stock subject to options exercisable within 60 days.

 (8) Includes 1,500 Common Stocks subject to options exercisable within 60 days.

 (9) Includes 1,125 shares of Common Stock owned by The Hatten HR-10 Profit Sharing Plan and Trust as to which the beneficial owner has shared investment power.

(10) Includes 5,960 shares of Common Stock subject to options exercisable within 60 days.

(11) Includes 42,345 shares of Common Stock subject to options exercisable within 60 days.

(12) Includes 334,200 shares of Common Stock as to which the beneficial owner has sole voting power and sole dispositive power. Dimensional Advisors, Inc. disclaims beneficial ownership of such securities. The information with respect to the beneficial owner has been taken from the beneficial owner's 13G filed with the Commission on February 3, 2000.

(13) Includes 460,000 shares of Common Stock as to which the beneficial owner has shared voting power and shared dispositive power. The information with respect to the beneficial owner has been taken from the beneficial owner's
     Schedule 13G/A filed with the Commission on February 2, 2000.

                             EXECUTIVE COMPENSATION

BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Board of Directors (the "Committee") is responsible for establishing the compensation, including bonus and incentive arrangements, of the Company's Chief Executive Officer and to consider and approve or modify the recommendations of the Chief Executive Officer as to the proposed compensation of each executive officer of the Company whose aggregate compensation exceeds a threshold amount of $100,000.

     The compensation policy of the Company for its executive officers is based on the following principles:

        - the compensation program should support the strategic and financial objectives of the Company by rewarding its executive officers for regular and significant improvement in earnings and increase in the value of the Company's Common Stock;

        - the compensation program should reflect the highly competitive nature of the industry in which the Company operates, and the fact that the key executives throughout the industry are known to each other; and

        - an important part of the compensation program is to provide performance-based incentives to executive officers by way of equity ownership so that, with successful performance and the consequent increase in the value of the Company, their interests become more and more aligned with those of the owners of the Company's Common Stock.

     The Company is a leading developer and producer of engineered reinforcement fabrics used in the fabrication of composite materials. The Company's technologically advanced stitchbonding equipment and processes prepare fabrics which are used in the construction of such diverse items as boats, skis, diving boards, protective helmets and ballistic armor applications, car and truck parts, and industrial tanks and pipes. As a result of their superior features, composite reinforcement fabrics are increasingly demanded by a growing number of industries and applications, including transportation, infrastructure, recreation, petro-chemical and construction. There are competitors which the Company believes have significant shares of these markets, and are known to the members of the Committee, whose experience in the industry is extensive.

     The Chief Executive Officer's salary, bonus and, when granted, options to purchase stock of the Company, are determined annually by the Committee based on the Committee's subjective evaluation of a variety of factors, each of which is weighted, again subjectively, by each member of the Committee according to his own experience and background. Among the criteria used by each member of the Committee in making his evaluation of the appropriate compensation of the Chief Executive Officer are:

        - the compensation of the chief executives of competitive entities;

        - his influence on the performance of the Company through his leadership, management, financial and/or sales skills;

        - his ability to work with, influence and effectuate the policies of the Board of Directors;

        - his skill in long range planning for the Company's future growth and activities; and

        - the manner in which he positions the Company to succeed in what has been in recent years a very competitive market.

     These criteria are used by the members of the Committee in determining each element of compensation. There is no specific relationship between the performance of the Company and the compensation of the executive officers, although, with respect to bonuses and stock options, performance of the Company is given more weight by the Committee than the other criteria. The Committee believes that the total compensation program for executives of the Company is on a level with the compensation programs provided by other companies facing similar challenges.

     The salary shown in the Summary Compensation Table represents the fixed portion of compensation for each named executive officer for the year. Changes in salary depend upon overall Company performance as well as levels of base salary paid by companies of similar size in the Company's industry.

     In 1999, the 1999 base salary for the Chief Executive Officer was increased by 5%. In addition, increases for other named executive officers ranged from 5% -- 10%. In 2000, the base salaries were increased in a range of 5% -- 11%. These changes were felt to be necessary to bring the base salaries of the key executives more in line with competitive salaries for similar positions.

     In order to provide what the Committee believes to be appropriate and to continue long-term incentives to these named executive officers, and in order to align more fully the interests of the stockholders and the named executive officers, the Company granted new options for 35,820 shares in the aggregate to the named executive officers in 1999. As these options were granted with exercise prices equal to the market value of the Common Stock on the grant date, they provide incentive for the creation of stockholder value over the long term since their full benefit cannot be realized unless there occurs over time an appreciation in the price of the Common Stock. The Committee considers the number of shares to be an appropriate incentive for the named executive officers to continue to focus on building stockholder value.

     The Committee has reviewed the potential consequences for the Company of
Section 162(m) of the Internal Revenue Code, which imposes a limit on tax deductions for annual compensation in excess of one million dollars paid to any of the five most highly compensated executive officers of the employing company. Based on such review, the Committee believes that the limitation had no effect on the Company in 1999 nor will it have any effect on the Company in 2000.

                                            Respectfully submitted,

                                            David E. Sharpe, Chairman
                                            Richard J. Corbin

COMPENSATION COMMITTEE INTERLOCKS

     None of the executive officers of the Company has served on the board of directors or compensation committee of any other entity that has had any of such entity's executive officers serve on the Company's Board of Directors or Compensation Committee.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
ARRANGEMENTS

     Information concerning the Company's employment contracts and change-in-control arrangements is contained in the Company's Schedule 14D-9, as amended to date, including Amendment No. 10 to which this Information Statement is attached as Annex C, all of which is hereby incorporated by reference.

SUMMARY COMPENSATION TABLE

     The following table sets forth information concerning the compensation paid or accrued by the Company to or on behalf of the Company's Chief Executive Officer and each of the four other most highly compensated executive officers of the Company (the "named executive officers," as defined in Item 402 of Regulation S-K) during the fiscal years ended December 31, 1997, December 31, 1998 and December 31, 1999:

                           SUMMARY COMPENSATION TABLE

                                                                                  LONG TERM
                                                                                COMPENSATION
                                                                               ---------------
                                             ANNUAL COMPENSATION                   AWARDS
                                  ------------------------------------------   ---------------
                                  FISCAL                                         SECURITIES
                                   YEAR                       OTHER ANNUAL       UNDERLYING         ALL OTHER
                                   ENDED   SALARY    BONUS   COMPENSATION(2)   OPTIONS/SARS(3)   COMPENSATION(4)
  NAME AND PRINCIPAL POSITION     DEC. 31    ($)      ($)          ($)               (#)               ($)
  ---------------------------     -------  ------    -----   ---------------   ---------------   ---------------
Martin S. Grimnes...............   1999    151,551    154             --           10,070             7,953
  Chairman and Chief               1998    148,784    154             --            7,500             7,097
  Executive Officer                1997    134,993    170             --            5,000             7,359
William M. Dubay................   1999    140,832    154         57,737            8,365            10,743
  President and Chief              1998    125,087    154             --            5,000            10,687
  Operating Officer                1997    123,879   1,453       131,025            3,750            11,980
Alan M. Chesney.................   1999    114,356    154             --            5,775             7,752
  Vice President and               1998     89,488   2,271        16,371            3,000             1,000
  Chief Financial Officer
Robert R. Fuller................   1999    125,750    154             --            5,785             7,781
  Vice President, Sales            1998    120,891    154             --            4,000            10,201
                                   1997    112,637    170        270,855            2,500             8,222
Thomas L. Wallace...............   1999    118,377    154             --            5,825             7,116
  Vice President,                  1998    104,768    154             --            3,500             8,674
  Manufacturing                    1997     95,000    548             --            2,500             4,871

---------------

(1) Amounts shown indicate cash compensation earned and received by executive officers. Amounts shown also include sums for accrued but unused vacation time.

(2) Amounts shown reflect the difference between the aggregate exercise price of options exercised during the period, and the aggregate fair market value of the shares of Common Stock issued upon such exercises, as of the date of issuance.

(3) Amounts shown reflect grants of options to purchase Common Stock pursuant to the Company's stock option plans.

(4) Amounts shown reflect payments for automobile expenses, health and life insurance, tax preparation fees and memberships (where applicable).

OPTIONS/SAR GRANTS TABLE

     Set forth below is an Option/SAR Grants table concerning individual grants of stock options and SARs made during the last completed fiscal year to each of the named executive officers.

                     OPTIONS/SAR GRANTS IN LAST FISCAL YEAR

                                             INDIVIDUAL GRANTS                         POTENTIAL REALIZABLE
                         ----------------------------------------------------------          VALUE AT
                          NUMBER OF     PERCENT OF TOTAL                                  ASSUMED ANNUAL
                          SECURITIES      OPTIONS/SARS                                    RATES OF STOCK
                          UNDERLYING       GRANTED TO                                   PRICE APPRECIATION
                         OPTIONS/SARS     EMPLOYEES IN     EXERCISE OR                  FOR OPTION TERM(1)
                           GRANTED       FISCAL YEAR(2)    BASE PRICE    EXPIRATION    ---------------------
         NAME                (#)              (%)            ($/SH)       DATE(3)       5%($)        10%($)
         ----            ------------   ----------------   -----------   ----------     -----        ------
Martin S. Grimnes......     10,070           13.02            6.125       5/20/09      $105,485     $175,971
  Chairman and Chief
  Executive Officer
William M. Dubay.......      8,365           10.81            6.125       5/20/09      $ 87,624     $146,175
  President and Chief
  Operating Officer
Alan M. Chesney........      5,775            7.46            6.125       5/20/09      $ 60,492     $100,914
  Vice President and
  Chief Financial
  Officer
Robert R. Fuller.......      5,785            7.48            6.125       5/20/09      $ 60,597     $101,089
  Vice President, Sales
Thomas L. Wallace......      5,825            7.53            6.125       5/20/09      $ 61,016     $101,788
  Vice President,
  Manufacturing

---------------

(1) The dollar gains under these columns result from calculations assuming hypothetical growth rates as set by the Commission and are not intended to forecast price appreciation of the Common Stock.

(2) In fiscal 1999, options to purchase a total of 96,870 shares of Common Stock were granted to employees of the Company.

(3) These options vest in five (5) equal annual installments beginning one year from the date of grant. These options are subject to earlier termination upon certain events related to termination of employment.

AGGREGATED OPTION/SAR EXERCISES AND FISCAL YEAR-END OPTION/SAR VALUE TABLE

     Set forth below is a table concerning the 1999 fiscal year-end value of unexercised options and SARs. William M. Dubay exercised a total of 10,320 stock options during the fiscal year ended December 31, 1999 valued at $57,737.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                          AND FY-END OPTION/SAR VALUES

                                                                    NUMBER OF
                                                                   SECURITIES           VALUE OF
                                                                   UNDERLYING         UNEXERCISED
                                                                   UNEXERCISED        IN-THE-MONEY
                                                                  OPTIONS/SARS        OPTIONS/SARS
                                                                    AT FISCAL          AT FISCAL
                                        SHARES                      YEAR-END            YEAR-END
                                       ACQUIRED       VALUE            (#)                ($)
                                      ON EXERCISE    REALIZED     EXERCISABLE/        EXERCISABLE/
                NAME                      (#)          ($)        UNEXERCISABLE     UNEXERCISABLE(1)
                ----                  -----------    --------    ---------------    ----------------
Martin S. Grimnes,..................           --         --     136,490/21,380      $407,093/4,730
  Chairman and Chief Executive
  Officer
William M. Dubay,...................       10,320     57,737     109,750/16,265      $329,881/3,378
  President and Chief Operating
  Officer
Alan M. Chesney,....................           --         --       2,885/11,860      $  3,041/3,041
  Vice President and Chief Financial
  Officer
Robert R. Fuller,...................           --         --      67,080/11,805      $173,774/2,703
  Vice President, Sales
Thomas L. Wallace,..................           --         --      39,980/11,445      $ 78,391/2,703
  Vice President, Manufacturing

---------------
(1) In-the-money options are those options for which the fair market value of the underlying Common Stock is greater than the exercise price of the option. On December 31, 1999 the fair market value of the Company's Common Stock underlying the options (as determined by the closing price reported on the Nasdaq National Market) was $3.563. The dollar value of the unexercised options is calculated by determining the difference between the fair market value of the Common Stock underlying the options and the exercise price of the options at fiscal year end.

                               PERFORMANCE GRAPH

     Set forth below is a line-graph presentation comparing the cumulative stockholder return on the Company's Common Stock, on an indexed basis, against cumulative total returns of the Nasdaq Stock Market (U.S. companies) and a "peer group" selected by management of the Company. The peer group selected for inclusion in this proxy statement includes Zoltek Companies, Inc. (Nasdaq symbol "ZOLT"), Denali Incorporated (Nasdaq symbol "DNLI"), Chemfab Corporation (New York Stock Exchange Symbol "CFA"), Hexcel Corporation (New York Stock Exchange symbol "HXL"), and Owens Corning (New York Stock Exchange symbol "OWC") (collectively, the "Peer Group Companies"). The Peer Group Companies were selected because they are frequently utilized as a basis for comparison with the Company. The returns for each company were weighted according to each issuer's market capitalization. The Performance Graph shows total return on an investment of $100 for the period beginning February 5, 1997 (the date of the Company's initial public offering) and ending December 31, 1999 (the Company's fiscal year end). The graph assumes reinvestment of dividends, if any. The graph is not necessarily indicative of future price performance.
[PERFORMANCE GRAPH]

                                                 BRUNSWICK TECHNOLOGIES,
                                                          INC.                  PEER GROUP INDEX           NASDAQ MARKET INDEX
                                                 -----------------------        ----------------           -------------------
02/05/97                                                 100.00                      100.00                      100.00
12/31/97                                                 146.25                       88.17                      114.34
12/31/98                                                  63.75                       66.56                      161.27
12/31/99                                                  35.63                       39.77                      284.43

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Martin Grimnes, Chairman and Chief Executive Officer of the Company has received loan advances from the Company aggregating $112,482.34. The obligation is evidenced by a promissory note, bears interest at the "prime" rate as published in the Wall Street Journal and is payable on demand.

     David E. Sharpe, formerly a member of the Board of Directors and Compensation Committee, who has recently resigned, is an executive officer of Vetrotex, a stockholder of and major supplier of raw materials to the Company.

                       SECTION 16(a) BENEFICIAL OWNERSHIP
                              REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than 10% of the Company's outstanding shares of Common Stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "SEC") and NASDAQ. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, all required forms were timely filed in 1999 except for one Form 4 covering five sales of shares of Common Stock by Martin S. Grimnes.

                            ------------------------